UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

___TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____ to _____

Commission File Number 001-33126

CITIZENS FIRST CORPORATION
(Exact name of registrant as specified in its charter)

Kentucky	61-0912615
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1065 Ashley Street, Bowling Green, Kentucky	42103
(Address of Principal Executive Offices)	(Zip Code)

Issuer's Telephone Number, Including Area Code: (270) 393-0700

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common stock, no par value	The NASDAQ Stock Market, LLC

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes__ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405) is not contained herein, and will not be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X_

Indicated by check mark whether the registrant is a large accelerated file, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of a "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12-b-2 of the Exchange Act.

Large accelerated filer__ Accelerated filer__

Non-accelerated filer _ (Do not check if a smaller reporting company) Smaller reporting company _X_

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.
Yes__ No X

State the aggregate market value of the voting and non-voting common equity held by non-affiliates (for purposes of this calculation, "affiliates" are considered to be the directors and executive officers of the issuer) computed by reference to the price at which the common equity was last sold, or the average bid and asked prices of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $13,829,539 as of June 30, 2008

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 1,968,777 shares of common stock as of March 25, 2009

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the Annual Meeting of Shareholders to be held May 21, 2009 are incorporated by reference into Part III.

CITIZENS FIRST CORPORATION

TABLE OF CONTENTS

Forward-Looking Statements

Citizens First Corporation (the "Company") may from time to time make written or oral statements, including statements contained in this report, which may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "may", "expect", "anticipate", "intend", "consider", "plan", "believe", "seek", "should", "estimate", and similar expressions are intended to identify such forward-looking statements, but other statements may constitute forward-looking statements. These statements should be considered subject to various risks and uncertainties. Such forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results and performance to differ from those expressed in our forward-looking statements we make or incorporate by reference in this Annual Report on Form 10-K include, but are not limited to:

- the effects of current and future economic and business conditions, including, without limitation, the recent deterioration of real estate values, the subprime mortgage, credit and liquidity markets, as well as the Federal Reserve's actions with respect to interest rates, may lead to a deterioration in credit quality, thereby requiring increases in our provision for credit losses, or a reduced demand for credit, which would reduce earning assets;

- possible changes in trade, monetary and fiscal policies, as well as legislative and regulatory changes, including changes in accounting standards and banking, securities and tax laws and regulations, as well as changes affecting financial institutions' ability to lend and otherwise do business with consumers;

- our ability to effectively manage interest rate risk and other market risk, credit risk and operational risk;

- changes in the quality or composition of our loan or investment portfolios, including adverse developments in the real estate markets, the borrowers' industries or in the repayment ability of individual borrowers or issuers;

- increases in our nonperforming assets, or our inability to recover or absorb losses created by such nonperforming assets;

- our ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support our business;

- the failure of our assumptions underlying the establishment of allowances for loan losses and other estimates, or dramatic changes in those underlying assumptions or judgments in future periods, that, in either case, render the allowance for loan losses inadequate or require that further provisions for loan losses be made;

- the cost and other effects of material contingencies;

- our ability to keep pace with technological changes;

- our ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by our customers and potential customers;

- the risks of acquisitions, including without limitation, the costs of integrating our operations, potential customer loss and deposit attrition and the failure to achieve expected gains, revenue growth and/or expense savings from such a transaction;

- further easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies, credit unions and finance companies, may increase competitive pressures and affect our ability to preserve our customer relationships and margins;

- the threat or occurrence of war or acts of terrorism and the existence or exacerbation of general geopolitical instability and uncertainty;

- management's ability to develop and execute plans to effectively respond to unexpected changes; and

- other factors and information contained in this Annual Report on Form 10-K and other reports that we file with the Securities and Exchange Commission (SEC) under the Exchange Act.

The cautionary statements in this Annual Report on Form 10-K also identify important factors and possible events that involve risk and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. We do not intend, and undertake no obligation, to update or revise any forward-looking statements contained in this Annual Report on Form 10-K, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law.

PART I

Item 1. Business

Citizens First Corporation was incorporated in Kentucky on December 24, 1975 for the purpose of conducting business as an investment club, and is headquartered in Bowling Green, Kentucky. In late 1998 and early 1999, the Company received regulatory approval to become a bank holding company under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), through its organization and ownership of its subsidiary, Citizens First Bank, Inc (the "Bank"). The Company, through the Bank, is now involved in the banking business, primarily serving customers in the Kentucky counties of Barren, Hart, Simpson and Warren. As of December 31, 2008 the Company and the Bank had 118 employees (107 full-time equivalent employees).

In November 2006, we acquired Kentucky Banking Centers, Inc. ("KBC"), a Kentucky state chartered bank headquartered in Glasgow, Kentucky, for a cash purchase price of $18.7 million. We funded the purchase price through a combination of the sale of common stock and trust preferred securities. Following the closing of the acquisition, we merged KBC into the Bank and the former offices of KBC became branch offices of the Bank.

Lending Activities

General. We offer a variety of loans, including real estate, construction, commercial and consumer loans to individuals and small to mid-size businesses that are located in or conduct a substantial portion of their business in our market area. Our underwriting standards vary for each type of loan, as described below. At December 31, 2008, we had total loans of $271.7 million, representing 76.5% of our total assets.

Commercial Loans. We make commercial loans primarily to small and medium-sized businesses. At December 31, 2008, our commercial loans had an average size of $91,000 and the largest loan was $3.0 million. These loans are secured and unsecured and are made available for general operating inventory and accounts receivables, as well as any other purposes considered appropriate. We will generally look to a borrower's business operations as the principal source of repayment, but will also require, when appropriate, security interests in personal property and personal guarantees. In addition, the majority of commercial loans that are not mortgage loans are secured by a lien on equipment, inventory and other assets of the commercial borrower. At December 31, 2008, commercial loans amounted to $79.2 million, or 29.2%, of our total loan portfolio, excluding for these purposes commercial loans secured by real estate which are included in the commercial real estate category.

Commercial Real Estate Loans. We originate and maintain a significant amount of commercial real estate loans. At December 31, 2008, our commercial real estate loans had an average size of $189,000 and the largest loan was $4.2 million. This lending involves loans secured by multi-family residential units, income-producing properties and owner-occupied commercial properties. Loan amounts generally conform to the regulatory loan-to-value guidelines and amortizations match the economic life of the collateral, with a maximum amortization schedule of 20 years. Loans secured by commercial real estate are generally subject to a maximum term of 20 years. At December 31, 2008, total commercial real estate loans amounted to $104.0 million, or 38.3% of our loan portfolio.

Residential Real Estate Loans. We originate residential mortgage loans with either fixed or variable interest rates to borrowers to purchase and refinance one-to-four family properties. At December 31, 2008, our residential real estate loans had an average size of $56,000 and the largest loan was $2.8 million. We also offer home equity loans which are secured by prior liens on the subject residence. Except for home equity loans and lines of credit, substantially all of our residential real estate loans are secured by a first lien on the real estate. Loans secured by residential real estate with variable interest rates will have a maximum term and amortization schedule of 30 years. Except for five-year fixed rate residential mortgage loans, we sell to the secondary market all of our residential fixed-rate mortgage loans, thereby reducing our interest rate risk and credit risk. Loans secured by vacant land are generally subject to a maximum term of five years and a maximum amortization schedule of five years. At December 31, 2008, total residential real estate loans amounted to $74.0 million, or 27.2% of our loan portfolio.

We provide customers access to long-term conventional real estate loans through our mortgage loan division, which underwrites loans that are purchased by unaffiliated third party brokers in the secondary market. We receive fees in connection with the origination of mortgage loans, with these fees aggregating $278,000 and $341,000 for the years ending December 31, 2008 and 2007, respectively. We do not retain servicing rights with respect to the secondary market residential mortgage loans that we originate.

Consumer. We make personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and the making of home improvements and personal investments. At December 31, 2008, our consumer loans had an average size of $7,000, and the largest loan was $175,000. Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Consumer lending collections are dependent on a borrower's continuing financial stability and are thus likely to be adversely affected by job loss, illness or personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. We emphasize the amount of the down payment, credit quality and history, employment stability and monthly income. These loans are expected generally to be repaid on a monthly repayment schedule with the payment amount tied to the borrower's periodic income. We believe that the generally higher yields earned on consumer loans help compensate for the increased credit risk associated with such loans and that consumer loans are important to our efforts to serve the credit needs of our customer base. At December 31, 2008, total consumer loans amounted to $14.4 million, or 5.3% of our loan portfolio.

Loan Underwriting and Approval. We seek to make sound, high quality loans while recognizing that lending money involves a degree of business risk. Our loan policies are designed to assist us in managing this business risk. These policies provide a general framework for our loan operations while recognizing that not all risk activities and procedures can be anticipated. Our loan policies instruct lending personnel to use care and prudent decision making and to seek the guidance of our Executive Vice President, Credit Administration or our President where appropriate.

Deposit Services

Our principal source of funds is core deposits. We offer a range of deposit products and services consistent with the goal of attracting a wide variety of customers, including small- to medium-sized businesses. We actively pursue business checking accounts by offering competitive rates, telephone banking and other convenient services to our business customers. In some cases, we require business customers to maintain minimum balances. We offer a deposit pick-up service to our commercial customers that enable these customers to make daily cash deposits through one of our couriers.

We offer a variety of deposit accounts, including checking accounts, regular savings accounts, NOW accounts, money market accounts, sweep accounts, fixed and variable rate IRA accounts, certificate of deposit accounts and safety deposit boxes. Although we offer a range of consumer and commercial deposit accounts, we do not actively solicit, though we do accept, certificates of deposit in principal amounts greater than $100,000.

Other Banking Services

Our retail banking strategy is to offer basic banking products and services that are attractively priced and easily understood by the customer. We focus on making our products and services convenient and readily accessible to the customer. In addition to banking during normal business hours, we offer extended drive-through hours, ATMs, and banking by telephone, mail and personal appointment. We have fourteen ATMs located within our markets. We also provide debit and credit card services through third parties and also offer night depository, direct deposits, Series E Savings Bond redemptions, cashiers and travelers checks and letters of credit. We have also established relationships with correspondent banks and other independent financial institutions to provide other services requested by customers, including cash management services, wire transfer services, credit card services and loan participations where the requested loan amount exceeds the lending limits imposed by law or by our policies, as well as other services such as check collection and purchase and sale of federal funds. Our agreement with a third-party service provider makes available to customers convenient telephonic access to their accounts while reducing the personnel and equipment that is required to provide these services. We maintain an internet banking website at www.citizensfirstbank.com, which allows customers to obtain account balances and transfer funds among accounts. The website also provides online bill payment and electronic delivery of customer statements.

We provide title insurance services to mortgage loan customers for a fee and, through third party providers, we offer other insurance services and trust services and receive a fee for referrals. The Company offers non-deposit investment services and products through an agreement with a broker-dealer. The Company earns advisory fees and commissions from the sale of these services and products. The objective of offering these products and services is to generate fee income and strengthen relationships with our customers.

Competition

The banking business is highly competitive, and we experience competition in our market from many other financial institutions. We compete for deposits, loans and other banking services with numerous well established financial institutions that have vastly greater financial and human resources than those available to us. We compete with existing area financial institutions other than commercial banks and savings banks, including commercial bank loan production offices, mortgage companies, insurance companies, consumer finance companies, securities brokerage firms, credit unions, money market funds and other business entities which have recently entered traditional banking markets.

Our market area has experienced substantial consolidation in recent years within the banking industry. Many of the area's locally owned or locally managed financial institutions have either been acquired by large regional bank holding companies or have been consolidated into branches. This consolidation has been accompanied by fee changes, branch closings, the dissolution of local boards of directors, management and branch personnel changes and, in our judgment, a decline in the level of personalized customer service. This type of consolidation is expected to continue.

Our most competitive market is the Bowling Green market area. As of February 28, 2009, there were 18 financial institutions operating a total of 55 offices in Warren County and six financial institutions operating a total of 10 offices in Simpson County. In addition, there were four institutions operating a total of six offices in Hart County and six financial institutions operating 18 offices in the Barren County market. We compete with these institutions both in attracting deposits and in making loans. We have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well established, larger financial institutions with substantially greater resources and lending limits than we have. These institutions offer some services, such as extensive and established branch networks and trust services that we do not provide. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

Supervision and Regulation

We are subject to extensive state and federal banking laws and regulations that impose restrictions on and provide for general regulatory oversight of our operations. These laws and regulations are generally intended to protect depositors and not shareholders.

The following summary briefly describes some material provisions of the regulatory framework which apply to us. It is qualified by reference to the statutory and regulatory provisions discussed, and is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations.

Citizens First Corporation

We are a bank holding company under the Bank Holding Company Act of 1956. As such, we are subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve, and we are required to file periodic reports of our operations and any additional information the Federal Reserve may require.

Acquisition of Banks. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before

- acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank's voting shares (unless it already owns or controls the majority of such shares);
- acquiring all or substantially all of the assets of any bank, or
- merge or consolidate with any other bank holding company.

The Bank Holding Company Act also provides that the Federal Reserve may not approve any of these transactions if it would substantially lessen competition or otherwise function as a restraint of trade, or result in or tend to create a monopoly, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the communities to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, the convenience and needs of the communities to be served and the applicant's record of compliance with anti-money laundering regulations. The Federal Reserve's consideration of financial resources generally focuses on capital adequacy.

With the required regulatory approvals, we, or any other bank holding company located in Kentucky, may purchase a bank located outside of Kentucky. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Kentucky may purchase a bank located inside Kentucky. Acquisition of banks located in other states may be restricted based on certain deposit-percentage, age, or other restrictions.

Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the federal Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company.

Permitted Activities. The Gramm-Leach-Bliley Act of 1999 amended the Bank Holding Company Act and expanded the activities in which bank holding companies and affiliates of banks are permitted to engage. The

Gramm-Leach-Bliley Act eliminated many federal and state law barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers. Generally, if we qualify and elect to become a financial holding company, we may engage in activities that are:

- financial in nature;
- incidental to a financial activity; or
- complementary to a financial activity and do not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally.

To qualify to become a financial holding company, our depository institution subsidiaries must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least "satisfactory." Additionally, we must file an election with the Federal Reserve to become a financial holding company and provide the Federal Reserve with 30 days written notice prior to engaging in a permitted financial activity. Although we do not have any immediate plans to file an election with the Federal Reserve to become a financial holding company, one of the primary reasons we selected the holding company structure was to have increased flexibility. Accordingly, if deemed appropriate, we may seek to become a financial holding company in the future.

Under the Bank Holding Company Act, a bank holding company, which has not qualified or elected to become a financial holding company, is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless, prior to the enactment of the Gramm-Leach-Bliley Act, the Federal Reserve found those activities to be so closely related to banking as to be a proper incident to the business of banking. Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

- Factoring accounts receivable;
- Acquiring or servicing loans;
- Leasing personal property;
- Conducting discount securities brokerage activities;
- Performing selected data processing services;
- Acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
- Performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of any of its bank subsidiaries.

Support of Subsidiary Institutions. Holding companies must also act as a source of financial strength for and to commit resources to support their subsidiary banks. This support may be required at times when, absent such Federal Reserve policy, the Company may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Citizens First Bank

The bank is a state bank chartered under the banking laws of the Commonwealth of Kentucky. As a result, we are subject to the supervision, examination and reporting requirements of both the Kentucky Department of Financial Institutions (KDFI) and the FDIC.

We also are subject to numerous state and federal statues and regulations that affect our business activities and operations, including restrictions on loan limits, interest rates, "insider" loans to officers, directors, and principal shareholders, tie-in arrangements and transactions with affiliates, among other things.

Federal and state regulators also have authority to impose substantial sanctions on the bank and its directors and its directors and officers if we engage in unsafe or unsound practices, or otherwise fail to comply with regulatory standards. Supervisory agreements, such as memoranda of understanding entered into with federal and state bank regulators, may also impose requirements and reporting obligations.

Branching. With prior regulatory approval and/or notices, as applicable, Kentucky law permits banks based in the state to either establish new or acquire existing branch offices throughout Kentucky. Our bank and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the applicable state's laws. Kentucky law (with limited exceptions) currently permits branching across state lines either through interstate merger or branch acquisition. Kentucky law does not currently permit an out-of-state bank to branch into Kentucky short of an interstate merger.

FDIC Insurance. The deposits of the Bank are currently insured to the maximum amount allowable per depositor through the Deposit Insurance Fund (DIF) administered by the FDIC. The FDIC implemented a new risk-based insurance premium system effective January 1, 2007, under which banks are assessed insurance premiums based on how much risk they present to the DIF. Banks with higher levels of capital and a lower degree of supervisory risk are assessed lower premium rates than banks with lower levels of capital and/or a higher degree of supervisory risk. These premium rates are applied to the average balance of deposits in the prior quarter. The FDIC provided a one time assessment credit to eligible institutions based on the assessment base of the institution as of December 31, 1996, as compared to the combined aggregate assessment base of all eligible institutions as of that date. This one time assessment credit reduced expense by $91,000 in the year ended December 31, 2007. The FDIC may increase or decrease the assessment rate schedule in order to manage the DIF to prescribed statutory target levels. An increase in the assessment rate could have an adverse effect on the Bank's earnings, depending on the amount of the increase. The assessment rate was increased by the FDIC in 2009 and will be effective based on the March 31, 2009 balances. In addition, the Bank opted-in to the FDIC Temporary Liquidity guarantee program effective October 14, 2008. The guarantee program provides a temporary unlimited guarantee of funds in noninterest bearing transaction accounts. The Bank will be assessed an additional fee for noninterest bearing account balances greater than $250,000. The FDIC may terminate deposit insurance if it determines the institution involved has engaged in or is engaging in unsafe or unsound banking practices, is in an unsafe or unsound condition or has violated applicable laws, regulations or orders.

Capital Adequacy

We are required to comply with the capital adequacy standards established by the Federal Reserve at the holding company level, and the FDIC at the bank level. The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The bank is also subject to risk-based and leverage capital requirements adopted by the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among depository institutions and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8.0%. Total capital consists of two components, Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 capital must equal at least 4% of risk-weighted assets. Tier 2 capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 capital is limited to 100% of Tier 1 capital. At December 31, 2008, our ratio of total capital to risk-weighted assets was 14.77% and our ratio of Tier 1 capital to risk-weighted assets was 13.52%.

In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines have a dual structure for (i) bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve's risk-based capital measure for market risk, and (ii) all other bank holding companies, which are typically smaller. We are subject to the latter, under which we are required to maintain a leverage ratio of at least 4%. At December 31, 2008, our leverage ratio was 11.31%. The guidelines also provide that bank holding companies experiencing high internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels. Furthermore, the Federal Reserve has indicated that it will consider a bank holding company's Tier 1 capital leverage ratio, after deducting all intangibles, and other indicators of capital strength in evaluating proposals for expansion or new activities.

Information concerning our regulatory ratios at December 31, 2008 is included in our "Notes to Consolidated Financial Statements."

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 established a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the federal banking regulators established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized), into one of which each institution is placed. With respect to institutions in the three undercapitalized categories, the regulators must take prescribed supervisory actions and are authorized to take other discretionary actions. The severity of the action depends upon the capital category into which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to limitations. The controlling bank holding company's obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution and a lower capital category based on supervisory factors other than capital. We believe that we and the Bank would be considered "well capitalized" as of December 31, 2008.

Payment of Dividends

We are a legal entity separate and distinct from the Bank. The principal sources of our cash flow, including cash flow to pay dividends to our shareholders, are dividends that the Bank pays us as its sole shareholder. Statutory and regulatory limitations apply to the bank's ability to pay dividends to us as well as to our ability to pay dividends to our shareholders.

Kentucky banks may pay dividends only from current or retained net profits. The Commissioner of the KDFI must approve the declaration of dividends if the total of all dividends declared by a bank for any calendar year exceeds the bank's net profits for such year combined with its retained net profits for the preceding two years, less a fund for the retirement of preferred stock or debt, if any.

The payment of dividends by us and the Bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. If, in the opinion of the FDIC, the Bank was engaged in or is about to engage in an unsafe or unsound practice, the FDIC could require, after notice and hearing, that the Bank refrain from engaging in the practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. The federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. See "Prompt Corrective Action" above.

Community Reinvestment

The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the OCC or the FDIC shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank. At our last regulatory examination, the Bank received a "satisfactory" CRA rating.

Restrictions on Transactions with Affiliates

Both the Company and the Bank are subject to the provisions of Section 23A and Section 23B of the Federal Reserve Act. Section 23A places limits on the amount of

- A bank's loans or extensions of credit to affiliates,
- A bank's investment in affiliate,
- Assets a bank may purchase from affiliates, except for real and personal property exempted by the obligations of affiliates, and
- A bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

Section 23B prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Privacy

Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent a financial institution from sharing personal financial information with nonaffiliated third parties except for third parties that market the institution's own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers. The Bank has established a privacy policy to ensure compliance with federal requirements.

Other Consumer Laws and Regulations

Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. For example, under the Service members Civil Relief Act of 2003 (formerly the Soldiers' and Sailors' Civil Relief Act of 1940) a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligations for which the borrower is a person on active duty with the United States military. The Bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

- Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

- Fair and Accurate Credit Transactions Act of 2004, governing the use of provision of customer information to credit reporting agencies, responding to complaints of inaccurate information contained in a customer's credit bureau database, providing for procedures to deal with fraud and identity theft and using medical information as a basis in a decision to grant credit;

- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

- Rules and regulations of the various federal agencies charged with the responsibility of implementing the federal laws.

The Bank's deposit operations are subject to the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

- Truth in Savings Act, which requires disclosure of the interest rate and other terms of consumer deposit accounts.

Anti-Terrorism Legislation

On October 26, 2001, the President of the United States signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers.

In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Any financial institution complying with these rules will not be deemed to have violated the privacy provisions of the Gramm-Leach-Bliley Act, as discussed above. The Bank currently has policies and procedures in place designed to comply with the USA PATRIOT Act.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effects of Governmental Policies and Economic Conditions

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government, and its agencies. The Federal Reserve's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through the Federal Reserve's statutory power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve, through its monetary and fiscal policies, affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature and impact of future changes in monetary or fiscal policies.

Sarbanes-Oxley

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") addresses, among other issues, corporate governance, auditing and accounting oversight, executive compensation, and enhanced and timely disclosure of corporate information. The NASDAQ Stock Market has also adopted corporate governance rules related to Sarbanes-Oxley. These changes are intended to allow shareholders to more easily and efficiently monitor the performance of companies and their directors.

As directed by Section 302(a) of Sarbanes-Oxley, our chief executive officer and principal financial officer are each required to certify that our quarterly and annual reports do not contain any untrue statement of material fact. The rules have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal controls; they have made certain disclosures to our auditors and the audit committee of the Board of Directors about our internal controls; and they have included information in our quarterly and annual reports about their evaluation and whether there have been significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

Effective for all non-accelerated filers for fiscal years ending after December 15, 2007, Section 404 of Sarbanes-Oxley requires our chief executive officer and chief financial officer to issue a report on internal controls over financial reporting. This report which is included in our Annual Report indicates whether a process has been implemented to assess the effectiveness of internal controls over financial reporting using suitable control criteria. The evaluation of control should be supported by evidence, including documentation of processes, key controls and the results of testing.

Participation in Capital Purchase Program

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law. Pursuant to the EESA, the U.S. Treasury was given the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

On October 14, 2008, the Secretary of the Department of the Treasury announced that the Department of the Treasury would purchase equity stakes in a wide variety of banks and thrifts. Under the program, known as the Troubled Asset Relief Program Capital Purchase Program (the "TARP Capital Purchase Program"), from the $700 billion authorized by the EESA, the Treasury made $250 billion of capital available to U.S. financial institutions in the form of preferred stock. In conjunction with the purchase of preferred stock, the Treasury received, from participating financial institutions, warrants to purchase common stock with an aggregate market price equal to 15% of the preferred investment. Participating financial institutions were required to adopt the Treasury's standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under the TARP Capital Purchase Program.

On December 19, 2008, we entered into a Letter Agreement with the United States Department of Treasury, or Treasury Department, as part of the TARP Capital Purchase Program. Pursuant to the Securities Purchase Agreement-Standard Terms, or Securities Purchase Agreement, attached to the Letter Agreement, we issued to the Treasury Department 250 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or Treasury Preferred Stock, having a liquidation amount per share of $35,116, and a warrant, or Warrant, to purchase up to 254,218 shares, or Warrant Shares, of our common stock, at an initial per share exercise price of $5.18, for an aggregate purchase price of $8,779,000. The Treasury Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and 9% per year thereafter. Pursuant to the terms of the recently enacted

American Recovery and Reinvestment Act of 2009, or ARRA, we may, upon prior consultation with the Federal Reserve, redeem the Treasury Preferred Stock at any time. Upon full redemption of the Treasury Preferred Stock, the Treasury Department will also liquidate the associated Warrant in accordance with the ARRA and any rules and regulations thereunder. The Treasury Preferred Stock is generally non-voting.

The Warrant entitles the holder to purchase 254,218 shares of common stock at an initial per share exercise price of $5.18, subject to adjustment, for a term of ten years. The Warrant also provides for the adjustment of the exercise price and the number of shares of common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of our common stock, and upon certain issuances of our common stock at or below a specified price relative to the initial exercise price. If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in us receiving aggregate gross proceeds equal to at least $8,779,000, then the number of Warrant Shares will be reduced by 50% of the original number of Warrant Shares. Pursuant to the Securities Purchase Agreement, the Treasury Department has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the Warrant.

As a result of our participation in the Capital Purchase Program, we agreed to various requirements and restrictions imposed on all participants in the Capital Purchase Program. Among the terms of participation was a provision that the Treasury Department could change the terms of participation at any time.

The current terms of participation in the Capital Purchase Program include the following:

- We were required to file with the SEC a registration statement under the Securities Act of 1933 registering for resale the Warrant and any shares of common stock issuable from time to time upon exercise of the Warrant.

- As long as the Treasury Preferred Stock remains outstanding, unless all accrued and unpaid dividends for all past dividend periods on the Treasury Preferred Stock are fully paid, we will not be permitted to declare or pay dividends on any common stock, any junior preferred shares or, generally, any preferred shares ranking pari passu with the Treasury Preferred Stock (other than in the case of pari passu preferred shares, dividends on a pro rata basis with the Treasury Preferred Stock), nor will we be permitted to repurchase or redeem any common stock or preferred shares other than the Treasury Preferred Stock.

- Unless the Treasury Preferred Stock has been transferred to unaffiliated third parties or redeemed in whole, until December 19, 2011, the Treasury Department's approval is required for any increase in common stock dividends or any share repurchases other than repurchases of the Treasury Preferred Stock, repurchases of junior preferred shares or common stock in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice and purchases under certain other limited circumstances specified in the Securities Purchase Agreement.

- As a recipient of government funding under the Capital Purchase Program, we must also comply with the executive compensation and corporate governance standards imposed by the ARRA for so long as the Treasury Department holds any securities acquired from us pursuant to the Securities Purchase Agreement or upon exercise of the Warrant, excluding any period during which the Treasury Department holds only the Warrant, or the Covered Period. The ARRA directs the Treasury Department to adopt implementing rules for these standards and also grants to the Treasury Department the authority to establish additional standards. The standards imposed by the ARRA include, without limitation, the following:

    - ensuring that incentive compensation for Senior Executive Officers does not encourage unnecessary and excessive risks that threaten the value of the financial institution;

    - any bonus, retention award or incentive compensation paid (or under a legally binding obligation to be paid) to a Senior Executive Officer based on statements of earnings, revenues, gains or other criteria that are later proven to be materially inaccurate must be subject to recovery or "clawback" by us;

- we are prohibited from paying or accruing any bonus, retention award or incentive compensation with respect to our President, except for grants of restricted stock that do not fully vest during the Covered Period and do not have a value which exceeds one-third of total annual compensation;
- severance payments to the Senior Executive Officers and our five next most highly-compensated employees, generally referred to as "golden parachute" payments, are prohibited, except for payments for services performed or benefits accrued;
- compensation plans that encourage manipulation of reported earnings are prohibited;
- the Treasury Department may retroactively review bonuses, retention awards and other compensation previously paid to a Senior Executive Officer or any of our 20 next most highly-compensated employees that the Treasury Department finds to be inconsistent with the purposes of the Capital Purchase Program or otherwise contrary to the public interest;
- our Board of Directors must establish a company-wide policy regarding excessive or luxury expenditures;
- our proxy statements for annual shareholder meetings must permit a non-binding "say on pay" shareholder vote on the compensation of executives;
- compensation in excess of $500,000 for each Senior Executive Officer must not be deducted for federal income tax purposes; and
- we must comply with the executive compensation reporting and recordkeeping requirements established by the Treasury Department.

The Treasury Department has certain supervisory and oversight duties and responsibilities under the EESA, the Capital Purchase Program and the ARRA. Also, the Special Inspector General for the Troubled Asset Relief Program has the duty, among other things, to conduct, supervise and coordinate audits and investigations of the purchase, management and sale of assets by the Treasury Department under the Capital Purchase Program, including the Treasury Preferred Stock purchased from us.

Item 1A. Risk Factors

There are factors, many beyond our control, which may significantly change the results or expectations of our Company. Some of these factors are described below.

Current Market Developments May Adversely Affect our Industry, Business, Results of Operations and Access to Capital.

At the time of filing this report, business activity across a wide range of industries and regions is greatly reduced and local governments and many companies are in serious difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets. The current slowing economy is evidenced by the continued negative outlook and sentiment, market disruptions, slowing growth rates, declines in housing prices and increases in the consumer price index.

Dramatic declines in the housing market over the past year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to securities issued by government-sponsored entities, credit default swaps and other derivative securities, in turn have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have ceased to provide funding to even the most credit-worthy borrowers or to other financial institutions. The resulting lack of available credit and lack of confidence in the financial markets could materially and adversely affect our financial condition and results of operations and our access to capital. In particular, we face the following risks in connection with these events:

- Further declines in the housing market and the increased volatility of the stock market may adversely affect consumer confidence and may cause adverse changes in loan payment patterns, causing increases in delinquencies and default rates.

- The processes we use to estimate probable losses and impairment of assets, including investment securities, may no longer be reliable because they rely on complex judgments, including forecasts of economic conditions, which may no longer be capable of accurate estimation.

- A decline in consumer confidence could also result in withdrawal of deposit funds by consumers, negatively impacting our liquidity.

- We may be required to pay higher FDIC premiums because of the increased deposit coverage and the closure of other financial institutions could deplete the insurance fund of the FDIC.

As each of the above conditions continues to exist or worsen, we could experience continuing or increased adverse effects on our financial condition.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Since our business is primarily concentrated in the southcentral Kentucky area, a downturn in the local economy may adversely affect our business.

Our lending and deposit gathering activities have been historically concentrated primarily in the southcentral Kentucky area and our success depends on the general economic condition of the area. Although we believe the economy in our local communities has been favorable, we do not know whether these conditions will continue. Adverse changes in the regional and general economic conditions could reduce our growth rate, impair our ability to collect loans, increase loan delinquencies, increase problem assets and foreclosure, increase claims and lawsuits, decrease the demand for the Bank's products and services, and decrease the value of collateral for loans, especially real estate, thereby having a material adverse effect on our financial condition and results of operations.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

Lending money is a substantial part of our business. However, every loan we make carries a certain risk of non-payment. This risk is affected by, among other things:

- cash flow of the borrower and/or the project being financed;

- in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral;

- the credit history of a particular borrower;
- changes in economic and industry conditions; and
- the duration of the loan.

We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses within the loan portfolio. We make various assumptions and judgments about the collectibility of our loan portfolio. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. Growing loan portfolios are, by their nature, unseasoned. As a result, estimating loan loss allowances for growing portfolios is more difficult, and may be more susceptible to changes in estimates, and to losses exceeding estimates, than more seasoned portfolios. We cannot fully predict the amount or timing of losses or whether the loss allowance will be adequate in the future. Excessive loan losses and significant additions to our allowance for loan losses could have a material adverse impact on our financial condition and results of operations.

In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities might have a material adverse effect on our financial condition and results of operations.

Our loan portfolio possesses increased risk due to our relatively high concentration of loans collateralized by real estate.

Approximately 65.7% of our loan portfolio as of December 31, 2008 was comprised of loans collateralized by real estate. An adverse change in the economy affecting values of real estate generally or in our primary market specifically could significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. The real estate collateral provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses. If during a period of reduced real estate values we are required to liquidate the collateral securing a loan to satisfy the debt or to increase our allowance for loan losses, it could materially reduce our profitability and adversely affect our financial condition.

Our operations depend upon our continued ability to access Federal Home Loan Bank advances.

Due to the high level of competition for deposits in our market, we utilize a sizable amount of advances from the Federal Home Loan Bank of Cincinnati to help fund our asset base. Federal Home Loan Bank advances may generally be more sensitive to changes in interest rates and volatility in the capital markets than retail deposits attracted through our branch network, and our reliance on these sources of funds increases the sensitivity of our portfolio to these external factors. At December 31, 2008, we had $27.5 million in Federal Home Loan Bank advances.

Federal Home Loan Bank advances are only available to borrowers that meet certain conditions. If the Bank were to cease meeting these conditions, our access to Federal Home Loan Bank advances could be significantly reduced or eliminated.

We rely on these sources of funds because we believe that generating funds through Federal Home Loan Bank advances in many instances decreases our cost of funds, relative to the cost of generating and retaining retail deposits through our branch network. If our access to Federal Home Loan Bank advances were reduced or eliminated for whatever reason, the resulting decrease in our net interest income or limitation on our ability to fund additional loans would adversely affect our business, financial condition and results of operations.

Certain Federal Home Loan Banks have experienced lower earnings from time to time and paid out lower dividends to its members. Future problems at the Federal Home Loan Banks may impact the collateral necessary to secure borrowings and limit the borrowings extended to its member banks, as well as require additional capital contributions by its member banks. Should this occur, our short term liquidity needs could be negatively impacted. Should we be restricted from using Federal Home Loan Bank advances due to weakness in the system or with the Federal Home Loan Bank, we may be forced to find alternative funding sources. These alternative funding sources may include seeking lines of credit with third party banks or the Federal Reserve Bank, borrowing under repurchase agreement lines, increasing deposit rates to attract additional funds, accessing brokered deposits, or selling certain investment securities categorized as available-for-sale in order to maintain adequate levels of liquidity.

Impairment of goodwill and/or intangible assets could require charges to earnings, which could result in a negative impact on our results of operations.

Goodwill arises when a business is purchased for an amount greater than the net fair value of its assets. We recognized goodwill as an asset on our balance sheet in connection with our acquisition of KBC (see Note 5 "Goodwill and Intangible Assets" of the Notes to the Consolidated Financial Statements in Item 8 hereof). When an intangible asset is determined to have an indefinite useful life, it is not amortized, and instead is evaluated for impairment. The Company evaluates goodwill and intangibles for impairment at least annually by comparing fair value to carrying amount. The Company determined that goodwill was impaired during 2008 and a significant and sustained decline in our stock price and market capitalization, a significant decline in our expected future cash flows, a significant adverse change in the business climate, slower growth rates or other factors could result in further impairment of goodwill or other intangible assets. If the Company were to conclude that a future write-down of our goodwill or intangible assets is necessary, then the Company would record the appropriate charge to earnings, which could be materially adverse to our results of operations and financial position.

The Company's securities portfolio performance in difficult market conditions could have adverse effects on the Company's results of operations.

Under U.S. generally accepted accounting principles, the Company is required to review the Company's investment portfolio periodically for the presence of other-than-temporary impairment of its securities, taking into consideration current market conditions, the extent and nature of change in fair value, issuer rating changes and trends, volatility of earnings, current analysts' evaluations, the Company's ability and intent to hold investments until a recovery of fair value, as well as other factors. Adverse developments with respect to one or more of the foregoing factors may require us to deem particular securities to be other-than-temporarily impaired, with the reduction in the value recognized as a charge to the Company's earnings. Recent market volatility has made it extremely difficult to value certain of the Company's securities. Subsequent valuations, in light of factors prevailing at that time, may result in significant changes in the values of these securities in future periods. Any of these factors could require the Company to recognize further impairments in the value of the Company's securities portfolio, which may have an adverse effect on the Company results of operations in future periods.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. To date, we have grown our business by focusing on our geographic market and emphasizing the high level of service and responsiveness desired by our customers. We compete for loans, deposits and other financial services with other commercial banks, thrifts, credit unions, consumer finance companies, insurance companies and brokerage firms. Many of our competitors offer products and services which we do not offer, and many have substantially greater resources, name recognition and market presence that benefit them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than we do, and smaller and newer competitors may also be more aggressive in terms of pricing loan and deposit products than us in order to obtain a larger share of the market. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies, federally insured state-chartered banks and national banks and federal savings banks. As a result, these non-bank competitors have certain advantages over us in accessing funding and in providing various services.

We also experience competition from a variety of institutions outside of our market area. Some of these institutions conduct business primarily over the Internet and may thus be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to the customer.

Our business may be adversely affected by the highly regulated environment in which we operate, including the various capital adequacy guidelines we are required to meet.

We are subject to extensive federal and state legislation, regulation, examination and supervision. Recently enacted, proposed and future legislation and regulations have had, will continue to have, or may have a material adverse effect on our business and operations. Our success depends on our continued ability to maintain compliance with these regulations. Some of these regulations may increase our costs and thus place other financial institutions in stronger, more favorable competitive positions. We cannot predict what restrictions may be imposed upon us with future legislation.

We and the Bank are required to meet certain regulatory capital adequacy guidelines and other regulatory requirements imposed by the FRB, the FDIC and the Kentucky Department of Financial Institutions. If we or the Bank fail to meet these minimum capital guidelines and other regulatory requirements, our financial condition and results of operations could be materially and adversely affected.

If we are unable to redeem the Treasury Preferred Stock after five years, the cost of this capital to us will increase substantially.

If we do not redeem the Treasury Preferred Stock prior to December 19, 2013, the cost of this capital to us will increase substantially on that date, from 5.0% per annum to 9.0% per annum. Depending on our financial condition at the time, this increase in the annual dividend rate on the Treasury Preferred Stock could have a material negative effect on our liquidity.

We may be adversely affected by increases in FDIC insurance or special assessments.

Our earnings, liquidity, and capital may be affected by FDIC assessments. In February 2009, the FDIC adopted an interim rule increasing insurance assessments and also imposed a special 20 basis point one-time emergency special assessment. The proposed 20 basis point assessment would be based on deposits as of June 30, 2009 and would be payable at September 30, 2009. We estimate that the cost of the one-time assessment will approximate $550,000 for us. However, considerable discussion and comments have been made concerning the amount of this one-time assessment and the FDIC is considering other options of funding possible deficits in the insurance fund. As such, the final amount of the assessment may be different. Should the condition of the banking industry continue to decline, it is possible that the FDIC could increase rates further or assess additional emergency assessments and that those increases or assessments could materially affect our reported earnings, liquidity or capital.

There can be no assurance that recent legislative and regulatory initiatives to address difficult market and economic conditions will stabilize the United States banking system and the enactment of these initiatives may significantly affect our financial condition, results of operations, liquidity or stock price.

In 2008 and continuing into 2009, governments, regulators and central banks in the United States and worldwide have taken numerous steps to increase liquidity and to restore investor confidence, but asset values have continued to decline and access to liquidity continues to be very limited.

The EESA authorized the Treasury Department to, among other things, purchase up to $700 million of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions and their holding companies. The purpose of EESA is to restore confidence and stability to the United States banking system and to encourage financial institutions to increase their lending to customers and to each other. Under the Capital Purchase Program, the Treasury Department is purchasing equity securities from participating institutions. For more information regarding our participation in the Capital Purchase Program, see the discussion under the caption "Participation in Capital Purchase Program" in "Item 1—Business" of this report. The EESA also increased federal deposit insurance on most deposit accounts from $100,000 to $250,000. This increase is in place until the end of 2009. The ARRA, which was signed into law on February 17, 2009, includes a wide array of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health and education needs. The failure of these significant legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

The EESA and the ARRA followed, and have been followed by, numerous actions by the Federal Reserve, the United States Congress, the Treasury Department, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime mortgage market meltdown that began in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to stabilize the United States banking system. The EESA, the ARRA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

We may be adversely affected by interest rate changes.

Our earnings are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, and (iii) the average duration of our loan and mortgage-backed securities portfolios. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

We generally seek to maintain a neutral position in terms of the volume of assets and liabilities that mature or re-price during any period. As such, we have adopted asset and liability management strategies to attempt to minimize the potential adverse effects of changes in interest rates on net interest income, primarily by altering the mix and maturity of loans, investments and funding sources, so that it may reasonably maintain its net interest income and net interest margin. However, interest rate fluctuations, the level and shape of the interest rate yield curve, loan prepayments, loan production and deposit flows are constantly changing and influence the ability to maintain a neutral position. Accordingly, we may not be successful in maintaining a neutral position and, as a result, our net interest margin may be adversely impacted.

We may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect or be required to raise additional capital. In that regard, a number of financial institutions have recently raised considerable amounts of capital in response to deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

Our exposure to operational risks may adversely affect us.

Similar to other financial institutions, we are exposed to many types of operational risk, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, the risk that sensitive customer or company data is compromised, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors. If any of these risks occur, it could result in material adverse consequences for us.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology will increase efficiency and will enable financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients.

As a service to our clients, we currently offer an Internet PC banking product. Use of this service involves the transmission of confidential information over public networks. We cannot be sure that advances in computer capabilities, new discoveries in the field of cryptography or other developments will not result in a compromise or breach in the commercially available encryption and authentication technology that we use to protect our clients' transaction data. If we were to experience such a breach or compromise, we could suffer losses and our operations could be adversely affected.

Our accounting policies and methods impact how we report our financial condition and results of operations. Application of these policies and methods may require management to make estimates about matters that are uncertain.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with U.S. generally accepted accounting principles and reflect management's judgment of the most appropriate manner to report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in our reporting materially different amounts than would have been reported under a different alternative. For a description of our significant accounting policies, see Note 1 of the Notes to Consolidated Financial Statements. These accounting policies are critical to presenting our financial condition and results of operations. They may require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions.

Changes in accounting standards could materially impact our consolidated financial statements.

The accounting standard setters, including the Financial Accounting Standards Board, SEC and other regulatory bodies, from time to time may change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in changes to previously reported financial results, or a cumulative charge to retained earnings.

Our internal controls may be ineffective.

We regularly review and update our internal controls, disclosure controls and procedures and corporate governance policies and procedures. As a result, we may incur increased costs to maintain and improve our controls and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls or procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations or financial condition.

We rely on dividends from the Bank for substantially all of our revenue.

Citizens First Corporation receives substantially all of its revenue as dividends from the Bank. Federal and state regulations limit the amount of dividends that the Bank may pay to Citizens First. In the event the Bank becomes unable to pay dividends to Citizens First, Citizens First may not be able to service its debt, pay its other obligations or pay dividends on our preferred stock or our common stock. Accordingly, our inability to receive dividends from the Bank could also have a material adverse effect on our business, financial condition and results of operations.

A small number of customers account for a large percentage of our total deposits.

At December 31, 2008, eight customers accounted for approximately $27.5 million, or 10.1%, of total deposits. If one or more of these customers move their deposits, our net income may be adversely impacted as a result of decreased levels of liquidity with which to fund growth in our interest earning assets.

We rely on certificates of deposit in excess of $100,000 for a significant portion of our deposit funding.

At December 31, 2008, $76.3 million, or 27.9% of total deposits, consisted of certificates of deposit in excess of $100,000. These depositors tend to be more active in shopping for better interest rates and therefore are either likely to move their deposits or require active repricing to market. In either event, our net income may be adversely impacted as a result of decreased levels of liquidity with which to fund growth in our interest earning assets or increased interest expense.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. We have experienced, and we expect to continue to experience, greater compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act. Although our external auditors are not required to attest on our internal controls over financial reporting until 2009, we expect these new rules and regulations to continue to increase our accounting, legal and other costs, and to make some activities more difficult, time consuming and costly. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

If we identify significant deficiencies or material weaknesses in our internal control over financial reporting that we cannot remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal control over financial reporting, the trading price of our common stock could decline, our ability to obtain any necessary equity or debt financing could suffer, and, our common stock could ultimately be delisted from the NASDAQ Global Market. In this event, the liquidity of our common stock would be severely limited and the market price of our common stock would likely decline significantly.

The decline in fair value of our stock could adversely affect our ability to raise capital, dilute current shareholders' ownership or make it more expensive to raise capital.

The decline in the market prices of financial stocks in general, and our stock in particular, could make it more expensive for us to raise capital in the public or private markets. In many situations, our Board of Directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued securities. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance of common stock at current trading prices would significantly dilute the ownership of our current shareholders because we would have to issue more shares than if we had raised the same amount of capital when our share price was higher. A decline in our performance could adversely impact our stock price and the level of interest in an equity offering making it more difficult or expensive to attract investors' interest. In the case of a debt offering, it could also result in a higher cost of funds, which could negatively impact our future earnings.

Because of our participation in the Capital Purchase Program, we are subject to several restrictions including restrictions on our ability to declare or pay dividends and repurchase our shares as well as restrictions on compensation paid to our executive officers.

Pursuant to the terms of the Securities Purchase Agreement, our ability to declare or pay dividends on any of our shares is limited. Specifically, we are unable to declare or pay dividends on our common stock or pari passu preferred shares if we are in arrears on the payment of dividends on the Treasury Preferred Stock. Further, we are not permitted to increase dividends on our common stock above the amount of our last cash dividend of $0.05 per share without the Treasury Department's approval until December 19, 2011, unless all of the Treasury Preferred Stock has been redeemed or transferred by the Treasury Department to unaffiliated third parties. In addition, our ability to repurchase shares of our common stock is restricted. The consent of the Treasury Department generally is required for us to make any stock repurchase (other than purchases of Treasury Preferred Stock or purchases of junior preferred shares or common stock in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice) until December 19, 2011, unless all of the Treasury Preferred Stock has been redeemed or transferred by the Treasury Department to unaffiliated third parties. Further, our common stock or pari passu preferred shares may not be repurchased if we are in arrears on the payment of Treasury Preferred Stock dividends.

As a recipient of government funding under the Capital Purchase Program, we must comply with the executive compensation and corporate governance standards imposed by the ARRA for so long as the Treasury Department holds any securities acquired from us pursuant to the Securities Purchase Agreement or upon exercise of the Warrant, excluding any period during which the Treasury Department holds only the Warrant. These standards include (but are not limited to) (i) ensuring that incentive compensation plans and arrangements for Senior Executive Officers do not encourage unnecessary and excessive risks that threaten our value; (ii) required clawback of any bonus, retention award or incentive compensation paid (or under a legally binding obligation to be paid) to a Senior Executive Officer based on materially inaccurate financial statements or other materially inaccurate performance metric criteria; (iii) prohibitions on making golden parachute payments to Senior Executive Officers, except for payments for services performed or benefits accrued; (iv) prohibitions on paying or accruing any bonus, retention award or incentive compensation with respect to our President, except for grants of restricted stock that do not fully vest while we participate in the Capital Purchase Program and do not have a value which exceeds one-third of an employee's total annual compensation; (v) prohibitions on compensation plans that encourage manipulation of reported earnings; (vi) retroactive review of bonuses, retention awards or other compensation that the Treasury Department finds to be inconsistent with the purposes of the Capital Purchase Program or otherwise contrary to the public interest; (vii) required establishment of a company-wide policy regarding "excessive or luxury expenditures"; (viii) inclusion in our proxy statements for annual shareholder meetings of a non-binding "say on pay" shareholder vote on the compensation of executives; and (ix) agreement not to claim a deduction, for federal income tax purposes, for compensation paid to any of the Senior Executive Officers in excess of $500,000 per year. These standards are more stringent than those currently in effect under the Capital Purchase Program and the Securities Purchase Agreement or those previously proposed by the Treasury Department.

The Treasury Preferred Stock impacts net income available to holders of our common stock and earnings per share of our common stock, and the Warrant we issued to the Treasury Department may be dilutive to holders of our common stock.

While the additional capital we raised through our participation in the Treasury Department's Capital Purchase Program provides further funding to our business, it has increased our equity as well as our preferred dividend requirements. Warrants issued could potentially dilute earnings for shares of common stock currently outstanding. The dividends declared and the accretion of discount on the Treasury Preferred Stock will reduce the net income available to holders of our common stock and our earnings per share. The Treasury Preferred Stock will also receive preferential treatment in the event of our liquidation, dissolution or winding up. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the Warrant we issued to the Treasury Department in conjunction with the sale to the Treasury Department of the Treasury Preferred Stock is exercised. The common stock underlying the Warrant represents approximately 11.4% of the shares of our common stock outstanding as of December 31, 2008. Although the Treasury Department has agreed not to vote any of the common stock it receives upon exercise of the Warrant, a transferee of any portion of the Warrant or of any common stock acquired upon exercise of the Warrant is not bound by this restriction.

Item 1B. Unresolved Staff Comments. None.

Item 2. Properties

We currently operate from a eleven office network in Warren, Simpson, Barren and Hart Counties, Kentucky.

Type of Office	Location	Leased or Owned
Main Office	1065 Ashley Street Bowling Green, Kentucky	Owned
Branch	1805 Campbell Lane Bowling Green, Kentucky	Leased[(1)]
Branch	987 Lehman Avenue Bowling Green, Kentucky	Owned
Branch	1200 S. Main Street Franklin, Kentucky	Owned
Branch	2451 Fitzgerald-Industrial Drive Bowling Green, Kentucky	Owned
Branch	705 N. Main Street Franklin, Kentucky	Owned
Branch	204 East Main Street Horse Cave, Kentucky	Owned
Branch	760 West Cherry Glasgow, Kentucky	Owned
Branch	607 S L Rogers Well Blvd Glasgow, KY	Leased
Branch	656 North Main Street Munfordville, Kentucky	Leased
Branch	113 West Public Square Glasgow, Kentucky	Leased

(1) We sold this branch in the fourth quarter of 2006 to an unrelated party and leased it back.

We also own properties located at 2900 Louisville Road, Bowling Green and on Gator Drive in Bowling Green which may be used for future branch expansion.

Item 3. Legal Proceedings

In the opinion of management, there is no proceeding pending or, to the knowledge of management, threatened, in which an adverse decision could result in a material adverse change in the consolidated financial condition or results of operations of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 2008.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

The common stock of the Company is traded in the NASDAQ Global Market under the symbol "CZFC." Trading volume in the Company's common stock is light. As of March 24, 2009, there were approximately 820 owners of record of our common stock.

The following table shows the reported high and low sales price for the periods:

2008	**High**	**Low**
Fourth Quarter	$6.50	$3.55
Third Quarter	8.15	5.96
Second Quarter	10.00	7.80
First Quarter	10.40	8.25

2007	**High**	**Low**
Fourth Quarter	$12.50	$9.35
Third Quarter	13.84	12.00
Second Quarter	14.25	12.40
First Quarter	16.25	14.15

We paid a cash dividend of $0.05 per share on our common stock in June and December of 2008. Dividends on common stock will be payable in the future at the discretion of the Board of Directors, subject to certain restrictions discussed below and in our financial statements. Quarterly dividends are payable on our cumulative perpetual preferred stock, prior and in preference to the payment of dividends on our common stock, at an annual fixed rate of 6.5%. Quarterly dividends are payable on our Treasury Preferred Stock, prior and in preference to the payment of dividends on our common stock , and pari passu with the payment of dividends on our cumulative perpetual preferred stock, at an annual fixed rate of 5.0% through December 18, 2013 and at the rate of 9% thereafter.

Our ability to pay dividends depends on the ability of our subsidiary, Citizens First Bank, to pay dividends to us. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. Under Kentucky law, the Bank may pay dividends only from current or retained net profits. Prior regulatory approval is required to pay dividends which exceed the Bank's net profits for the current year plus its retained net profits for the preceding two calendar years. State and federal regulatory authorities also have authority to prohibit the Bank from paying dividends if they deem such payment to be an unsafe or unsound practice.

The Company's 401(K) plan offers employees the opportunity to invest contributions in a fund consisting primarily of the Company's common stock. As of December 31, 2008, the common stock fund held 10,500 shares of Company common stock. Interests in the plan and investment in the Plan's common stock fund were offered in reliance on the exemption from registration provided by Section 3(a)(11) of the Securities Act of 1933 and Rule 146 thereunder.

The following table sets forth certain information as of December 31, 2008, regarding Company compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of Securities To be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under equity compensation plans (excluding securities reflected in Column a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	139,133	$15.16	35,613
Equity compensation plans not approved by security holders	0	-	0
Total	139,133	$ 15.16	35,613

Item 6. Selected Financial Data. Not Applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with Item 8 "Financial Statements" as well as other information included in this Form 10-K.

Overview

The impact of deteriorating economic conditions during 2008 significantly impacted the banking industry in terms of lower levels of earnings and stock prices, and declining credit quality. During 2008, we experienced increases in net charge-offs and loan loss provisions that impacted our operations during 2008 in the areas of net interest income, provision for loan losses and non-interest expense.

During 2007, our focus on integrating the customers and operations of KBC required significantly more time and cost than we originally projected. The increased expense, including higher than expected personnel, occupancy, advertising, and data processing costs, adversely impacted the Company's net income for 2007. In 2007, we also made a concerted effort to control overall balance sheet growth rates with a view toward building a strong infrastructure for future balance sheet growth.

Net loss for 2008 was $5.6 million, or $3.14 per common share, compared to net income of $1.3 million, or $0.39 per common share, for 2007. Return on average equity decreased to (14.82%) for the year ending December 31, 2008, compared to 3.49% for the prior year. Return on average assets was (1.56%) as of December 31, 2008, compared to .38% at December 31, 2007. During 2008 and 2007, the Company declared dividends on its preferred stock of $534,000 and $520,000, respectively, leaving net (loss) available to common shareholders of $(6.2 million) in 2008 and net income available to common shareholders of $776,000 in 2007.

The 2008 results include goodwill impairment of $8.7 million (related to the November 2006 acquisition of KBC and the 2003 acquisition of Commonwealth Mortgage Company) and loan loss provision of $1.9 million. This impairment loss reflects the results of the Company's impairment testing due to continued market deterioration in the fourth quarter. While this charge flows through the Company's income statement, it is a non-cash item that does not impact Citizens First's liquidity or adversely affect regulatory or tangible capital ratios.

The provision for loan losses increased $1.2 million for the year ending December 31, 2008, to $1.9 million as compared to $700,000 for the year ended December 31, 2007. While non-performing loans decreased to $2.6 million from the prior year $3.4 million, the current economic environment and increased delinquencies caused the need for the increased provision. From December 31, 2007 to December 31, 2008 non-performing loans decreased from 1.34% of total loans to 0.94% of total loans, and delinquent loans increased from 1.72% to 2.08%. However, during this period, gross charge-offs almost doubled from December 31, 2007 to December 31, 2008, while recoveries were nearly halved. The increase in net charge-offs during 2008 is primarily attributed to increased foreclosures on personal residences combined with the closure of one commercial loan customer.

The Company's net interest margin decreased 49 basis points in 2008 from 4.01% in 2007 to 3.52% in 2008. This decrease of 49 basis points resulted primarily from the seven prime rate cuts in 2008 that totaled 400 basis points.

Non-interest income increased in 2008 by $333,000. $149,000 of this increase was due to the additional revenue earned on Company-owned life insurance. Including the loss on impairment of goodwill of $8.7 million, non-interest expense increased $8.1 million in 2008 as compared to 2007.

On December 19, 2008, we entered into a Letter Agreement with the Treasury Department, as part of the Treasury Department's Capital Purchase Program established under EESA. Pursuant to the Securities Purchase Agreement-Standard Terms attached to the Letter Agreement, we issued to the Treasury Department 250 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or Treasury Preferred Stock, having a liquidation amount per share of $35,116 and a warrant to purchase up to 254,218 shares of our common stock, at an initial per share exercise price of $5.18.

The Treasury Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and 9% per year thereafter. Pursuant to the terms of the recently enacted American Recovery and Reinvestment Act of 2009 we may, upon prior consultation with the Federal Reserve, redeem the Treasury Preferred Stock at any time. Upon full redemption of the Treasury Preferred Stock, the Treasury Department will also liquidate the associated Warrant in accordance with the ARRA and any rules and regulations thereunder. The Treasury Preferred Stock is generally non-voting.

The funds received from the Capital Purchase Program increased the Company's capital ratios, providing additional capital to serve the lending needs of the customers and communities we serve.

Application of Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles and follow general practices within the financial services industry. The most significant accounting policies followed by the Company are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses and the evaluation of our goodwill and other intangible assets to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of probable credit losses incurred in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the Consolidated Financial Statements describes the methodology used to determine the allowance for loan losses, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included under "*Asset Quality and the Allowance for Loan Losses*" below.

Goodwill and Other Intangibles

We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by SFAS 141. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition.

Results of Operations

Net Interest Income

Net interest income, our principal source of earnings, is the difference between the interest income generated by earning assets, such as loans and securities, and the total interest cost of the deposits and borrowings obtained to fund these assets. Factors that influence the level of net interest income include the volume of earning assets and interest bearing liabilities, yields earned and rates paid, the level of non-performing loans and non-earning assets, and the amount of non-interest bearing deposits supporting earning assets.

For the year ended December 31, 2008, net interest income was $10.9 million, a decrease of $1.0 million, or 8.3%, over net interest income of $11.9 million in 2007. The net interest margin in 2008 was 3.52%, compared to 4.01% in 2007. This decrease of 49 basis points resulted primarily from the seven prime rate cuts in 2008 that totaled 400 basis points. With many loans tied to prime, loans repriced faster than the interest-bearing liabilities. The prime rate decreased from 7.25% at December 31, 2007, to 3.25% at December 31, 2008, which unfavorably decreased interest income on earning assets.

Net Interest Analysis Summary

	2008	2007
Average yield on interest earning assets	6.50%	7.57%
Average rate on interest bearing liabilities	3.27%	3.96%
Net interest spread	3.23%	3.61%
Net interest margin	3.52%	4.01%

The following table sets forth for the years ended December 31, 2008 and 2007 information regarding average balances of assets and liabilities as well as the amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and average yields and costs. We have calculated the yields and costs for the periods indicated by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.

Average Consolidated Balance Sheets and Net Interest Analysis

Year Ended December 31,	2008			2007		
	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate
	(Dollars in thousands)					
Interest-earning assets:						
Federal funds sold and other	$ 3,913	$ 93	2.37%	$ 13,029	$ 686	5.27%
Available-for-sale securities:						
Taxable	22,602	1,164	5.15%	26,699	1,304	4.89%
Nontaxable(1)	18,989	1,116	5.88%	12,711	736	5.79%
FHLB stock	1,984	104	5.25%	1,946	128	6.60%
Loans, net (2)	274,012	18,434	6.73%	249,279	20,139	8.08%
Total interest-earning assets	321,500	20,911	6.50%	303,664	22,993	7.57%
Non-interest earning assets	40,436			36,528		
Total assets	$361,936			$340,192		
Interest-bearing liabilities:						
Interest-bearing transaction accounts	$ 51,174	$ 317	0.62%	$ 63,410	$ 899	1.42%
Savings accounts	21,095	266	1.26%	22,944	548	2.39%
Time deposits	190,299	7,789	4.09%	171,731	8,548	4.98%
Total interest-bearing deposits	262,568	8,372	3.19%	258,085	9,995	3.87%
Federal funds purchased	344	9	2.64%	59	3	5.08%
Securities sold under repurchase agreements	6,661	180	2.71%	3,028	73	2.41%
FHLB borrowings	19,173	768	4.01%	7,990	387	4.84%
Notes payable	-	-	-	96	8	8.33%
Subordinated debentures	5,000	263	5.26%	5,000	354	7.08%
Total interest-bearing liabilities	293,746	9,592	3.27%	274,258	10,820	3.96%
Non-interest bearing liabilities:						
Non-interest bearing deposits	27,532			26,491		
Other liabilities	2,582			2,359		
Total liabilities	323,860			303,108		
Shareholders' equity	38,076			37,084		
Total liabilities and shareholders' equity	$361,936			$340,192		
Net interest income		$ 11,319			$ 12,173	
Net interest spread (1)			3.23%			3.61%
Net interest margin (1) (3)			3.52%			4.01%
Return on average assets ratio			(1.56%)			.38%
Return on average equity ratio			(14.82%)			3.49%
Equity to assets ratio			10.52%			10.90%

(1) Income and yield stated at a tax equivalent basis for nontaxable securities using the marginal corporate Federal tax rate of 34.0%.
(2) Average loans include nonperforming loans. Interest income includes interest and fees on loans, but does not include interest on loans 90 days or more past due.
(3) Net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changing interest rates and changing volumes. The following table sets forth the effect which the varying levels of interest earning assets and interest bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

	Twelve Months Ended December 31, 2008 vs. 2007 Increase/(Decrease) Due to		
	Rate	Volume	Net
	(Dollars in thousands)		
Interest-earning assets:			
Federal funds sold	$ (113)	$ (480)	$ (593)
Available-for-sale-securities:			
Taxable	60	(200)	(140)
Nontaxable (1)	16	364	380
FHLB stock	(27)	3	(24)
Loans, net	(3,703)	1,998	(1,705)
Total net change in income on interest-earning assets	(3,767)	1,685	(2,082)
Interest-bearing liabilities:			
Interest-bearing transaction accounts	(409)	(173)	(582)
Savings accounts	(238)	(44)	(282)
Time deposits	(1,682)	923	(759)
Securities sold under repurchase agreements	19	88	107
Federal funds purchased	(8)	14	6
FHLB borrowings	(161)	542	381
Notes payable	-	(8)	(8)
Subordinated debentures	(91)	-	(91)
Total net change in expense on interest-bearing liabilities	(2,570)	1,342	1,228
Net change in net interest income	$ (1,197)	$ 343	$(854)
Percentage change	(140.0%)	40.0%	(100.0)%

(1) Income stated at a fully tax equivalent basis using the marginal corporate Federal tax rate of 34.0%.

Provision for Loan Losses

The provision for loan losses for 2008 was $1.9 million or .70% of average loans, compared to a provision of $710,000 or 0.28% of average loans during 2007. With the increase in net charge-offs and past-due loans coupled with the slowing economy, a larger provision for 2008 was recorded.

Non-interest Income

Non-interest income totaled $2.8 million in 2008, compared to $2.5 million in 2007, an increase of $300,000 or 12.0%. The primary increases in non-interest income was an additional $111,000 in service charges on deposits, and income on Bank-owned life-insurance, which was purchased in the second quarter of 2007 and increased $149,000, or 98.0%. Other service charges and fees increased $22,000 and other non-interest income increased $58,000 in 2008 from 2007 due to increased ATM fees, increased credit life insurance commissions, and gain on the sale of a Glasgow facility. The following table shows the detailed components of non-interest income:

	2008	2007	Increase (Decrease)
	(Dollars in thousands)		
Service charges on deposit accounts	$1,594	$1,483	111
Other service charges and fees	247	225	22
Gain on the sale of mortgage loans held for sale	278	341	(63)
BOLI income	301	152	149
Title premium fees	54	61	(7)
Private banking income	46	20	26
Gain (loss) on the sale of available-for-sale securities	-	(18)	18
Lease income	229	210	19
Other	90	32	58
	$2,839	$2,506	$333

Non-interest Expense

Non-interest expense increased 67.5%, or $8.1 million, from $12.0 million in 2007 to $20.1 million in 2008. The largest expense incurred in 2008 was a goodwill impairment charge of $8.7 million. Annual analysis of goodwill indicated an impairment charge was necessary due to continued market deterioration. Salaries and employee benefits decreased $748,000 through the streamlining of our staff in early 2008 with the number of full-time employees decreasing from 119 at December 31, 2007 to 107 at December 31, 2008. Net occupancy expense increased $221,000 due to the addition of one new branch in Glasgow in 2008 and one that opened in January 2009. Other expense decreased $274,000 as we focused on non-interest expense reduction and efficiency. Other real estate owned expense increased in 2008 due to the extended length of time it has taken to resale these properties and the write-downs required as a result of the time held. FDIC insurance expense increased in 2008 due to the expiration of the one-time credit which was applied in 2007 and increased premiums in 2008. FDIC insurance premium rates have been increased for 2009 and additional assessments could be applied by the FDIC.

The increases and decreases in expense in 2008 by major categories are as follows:

	2008	2007	Increase (Decrease)
	(Dollars in thousands)		
Salaries and employee benefits	$5,243	$5,991	$(748)
Net occupancy expense	1,263	1,042	221
Equipment expense	791	821	(30)
Advertising	523	543	(20)
Professional fees	408	431	(23)
Data processing services	734	749	(15)
FDIC and other insurance	354	163	191
Franchise shares and deposit tax	462	432	30
Postage and office supplies	200	272	(72)
Other real estate owned expenses	202	24	178
Core deposit amortization	290	344	(54)
Other	890	1,164	(274)
Subtotals before goodwill impairment charge	$11,360	$11,976	$(616)
Goodwill impairment charge	8,698	-	8,698
Total	$20,058	$11,976	$8,082

Income Taxes

Income tax expense was calculated using the Company's expected effective rate for 2008 and 2007. We have recognized deferred tax liabilities and assets to show the tax effects of differences between the financial statement and tax bases of assets and liabilities. The effective tax rate for 2008 was (31.3%), compared to 25.6% for 2007. This decrease in the tax rate in 2008 is related primarily to the loss generated from the goodwill impairment. Other factors which present a favorable tax rate are income from tax-free loans, tax-exempt income on state and municipal securities, and income on bank owned life insurance, which is not taxable.

Balance Sheet Review

Our assets at year end 2008 totaled $355.1 million, compared with $346.4 million at December 31, 2007, an increase of $8.7 million or 2.5%. Average interest earning assets increased $17.8 million from 2007 to 2008, from $303.7 million to $321.5 million.

Loans

Total loans averaged $274.0 million in 2008, compared to $249.3 million in 2007. At year-end 2008, loans totaled $271.7 million, compared to $254.8 million at year-end 2007, an increase of $16.9 million or 6.6%. We experienced a small amount of loan growth in our market area throughout 2008, with strength in middle market commercial real estate loans which range between $500,000 and $2.0 million. The following table presents a summary of the loan portfolio by category:

	December 31, 2008		December 31, 2007	
	(Dollars in thousands)			
		% of Total Loans		% of Total Loans
Commercial and agricultural	$79,248	29.16%	$84,763	33.27%
Commercial real estate	104,043	38.29%	93,484	36.69%
Residential real estate	74,027	27.24%	61,124	23.99%
Consumer	14,427	5.31%	15,394	6.05%
	$271,745	100.00%	$254,765	100.00%

Our commercial real estate loans include financing for industrial developments, residential developments, retail shopping centers, industrial buildings, restaurants, and hotels. The primary source of repayment cannot be traced to any specific industry group. The percentage distribution of our loans by industry as of December 31, 2008 and 2007 is shown in the following table:

	2008	2007
Agriculture, forestry, and fishing	11.88%	11.74%
Mining	0.00%	0.02%
Construction	6.07%	5.83%
Manufacturing	5.94%	7.64%
Transportation, communication, electric, gas, and sanitary services	3.10%	3.87%
Wholesale trade	1.38%	1.07%
Retail trade	11.10%	13.58%
Finance, insurance, and real estate	12.15%	15.64%
Services	14.67%	9.27%
Public administration	1.16%	1.30%
Total commercial and commercial real estate	67.45%	69.96%
Residential real estate loans	27.24%	23.99%
Other consumer loans	5.31%	6.05%
Total loans	100.00%	100.00%

The majority of our loans are to customers located in the Kentucky counties of Barren, Hart, Simpson and Warren. As of December 31, 2008, the Company's 20 largest credit relationships consisted of loans and loan commitments ranging from $1.7 million to $5.0 million. The aggregate amount of these credit relationships was $53.5 million.

The following table sets forth the maturity distribution of our loan portfolio as of December 31, 2008. Maturities are based upon contractual terms. Our policy is to specifically review and approve all loans renewed; loans are not automatically rolled over.

Loan Maturities As of December 31, 2008 (Dollars in thousands)	Within One Year	After One But Within Five Years	After Five Years	Total
Commercial and agricultural	$ 35,090	$ 31,895	$ 12,263	$ 79,248
Commercial real estate	27,438	33,648	42,957	104,043
Residential real estate	4,449	16,724	52,854	74,027
Consumer	4,359	9,565	503	14,427
Total	$ 71,336	$ 91,832	$ 108,577	$ 271,745

The table below presents loans outstanding as of December 31, 2008 with maturities greater than one year categorized by fixed and variable interest rates:

As of December 31, 2008 (Dollars in thousands)	
Fixed Rate	$ 93,348
Variable Rate	107,061
Total maturities greater than one year	$ 200,409

Asset and Liability Management

We manage our assets and liabilities to provide a consistent level of liquidity to accommodate normal fluctuations in loans and deposits. The yield on approximately 49.9% of our earning assets as of December 31, 2008, adjusts simultaneously with changes in an external index, primarily the highest prime rate as quoted in the Wall Street Journal. A majority of our interest bearing liabilities have been issued with fixed terms and can only be repriced at maturity. In 2008 the prime rate decreased seven times for a total of 400 basis points causing the yield on our assets to decline faster than the rates paid on supporting liabilities. This caused a decline in the net interest margin, as the difference between what we earn on our assets and what we pay on our liabilities became smaller. If interest rates stabilize for a period of time, the difference between interest earning assets and interest bearing liabilities will tend to stabilize. In a stable rate environment, our net interest margin will be impacted by, among other factors, a change in the mix of earning assets, with our deposit growth being invested in federal funds sold, investment securities or loans.

Asset Quality and the Allowance for Loan Losses

We consider asset quality to be of primary importance, and employ two full-time internal credit review people to monitor adherence to the lending policy. We use a year round internal credit review to assess a minimum of 30% of our loan portfolio. The focus of the reviews is centered in the commercial and commercial real estate portfolios, as they comprise the majority of the Bank's loan portfolio. Commercial loan relationships in excess of $500,000 are reviewed on a 12-18 month cycle, with a statistical sample of consumer and residential real estate portfolios performed annually. Management is required to address any criticisms raised during the loan review and to take appropriate actions where warranted.

The allowance for loan losses represents management's estimate of probable credit losses incurred in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change.

The allowance for loan losses is established through a provision for loan losses charged to expense. At December 31, 2008, the allowance was $3.8 million, compared to $3.2 million at the end of 2007. The ratio of the allowance for loan losses to total loans (excluding mortgage loans held for sale) at December 31, 2008 was 1.40%, compared to 1.25% at December 31, 2007.

The provision to the allowance for loan losses is based on management's and the loan committee's ongoing review and evaluation of the loan portfolio and general economic conditions on a monthly basis, and reviewed by the full board of directors on a quarterly basis. Management bases its review and evaluation of the allowance for loan losses on an analysis of historical trends, significant problem loans, current market value of real estate or collateral and certain economic and other factors affecting loans and real estate or collateral securing these loans. Loans are charged off when, in the opinion of management, they are deemed to be uncollectible. We charge recognized losses against the allowance and add subsequent recoveries to the allowance. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment based upon information that is available to them at the time of their examination.

The following table sets forth selected asset quality ratios for the periods indicated.

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Non-performing loans	$2,550	$3,349
Non-performing assets	3,733	4,461
Allowance for loan losses	3,816	3,194
Non-performing assets to total loans	1.37%	1.75%
Non-performing assets to total assets	1.03%	1.29%
Net charge-offs to average total loans	.48%	.27%
Allowance for loan losses to non-performing loans	149.65%	95.37%
Allowance for loan losses to total loans	1.40%	1.25%

Non-performing loans are defined as non-accrual loans, loans accruing but past due 90 days or more, and restructured loans. Non-performing assets are defined as non-performing loans, other real estate owned, and repossessed assets. The non-performing loan total at year-end 2008 consisted of 10 non-accrual loans totaling $1.1 million, and 26 loans over 90 days past due totaling $1.5 million. Loans over 90 days past due which are still accruing either have adequate collateral or a definite repayment plan in place. Non-performing assets also includes other real estate owned of one commercial property of $574,000 and four residential real estate properties totaling $608,000.

Of the $3.4 million in non-performing loans at December 31, 2007, $1.8 million represented nine (9) construction loans to two (2) related entities. These loans were fully collateralized by first mortgages on residential real estate. In October, 2007, the borrowers filed for Chapter 11 bankruptcy protection. The Bankruptcy Court approved a public auction of thirty (30) properties owned by the borrowers and their related interests. Each of the properties pledged to the Bank were sold, and all sales were finalized in March, 2008. Proceeds from the auction permitted the collection of all principal, all accrued interest up to the date the loans were placed in nonaccrual status and some collection expenses

Management classifies commercial and commercial real estate loans as non-accrual when principal or interest is past due 90 days or more and the loan is not adequately collateralized and is in the process of collection, or when, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. We charge off consumer loans after 120 days of delinquency unless they are adequately secured and in the process of collection. Non-accrual loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain. We categorize loans as restructured if the original interest rate, repayment terms, or both were restructured due to deterioration in the financial condition of the borrower. However, restructured loans that demonstrate performance under the restructured terms and that yield a market rate of interest may be removed from restructured status in the year following the restructure.

Loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, allocations for individual loans are included in the allowance calculation based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Company. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, "*Accounting by Creditors for Impairment of a Loan.*" We evaluate the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other loans not subject to individual allocations. These historical loss rates may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in internal lending policies and credit standards, and examination results from bank regulatory agencies and our internal credit examiners.

We maintain a modest unallocated amount in the allowance to recognize the imprecision in estimating and measuring losses when evaluating allocations for individual loans or pools of loans. Allocations on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Generally, we do not include loans that are current as to principal and interest in our non-performing assets categories. However, we will still classify a current loan as a potential problem loan if we develop doubts about the borrower's future performance under the terms of the loan contract. We consider the level of potential problem loans in our determination of the allowance for loan losses. At December 31, 2008 and 2007, we reported classified loans totaling \$6.3 million and \$6.3 million, respectively, as potential problem loans and made allocations in the allowance for loan losses. Total potential problem loans as a percentage of total loans at December 31, 2008 and 2007 were 2.3% and 2.5%, respectively.

The following table sets forth an analysis of our allowance for loan losses for the years ended December 31, 2008 and 2007.

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Balance at beginning of year	$3,194	$3,128
Allowance from acquisition	-	-
Provision for loan losses	1,927	710
Amounts charged off:		
Commercial	542	165
Commercial real estate	16	193
Residential real estate	592	182
Consumer	197	186
Total loans charged off	1,347	726
Recoveries of amounts previously charged off:		
Commercial	12	40
Commercial real estate	-	16
Residential real estate	13	-
Consumer	17	26
Total recoveries	42	82
Net charge-offs	1,304	644
Balance at end of year	$ 3,816	$ 3,194
Total loans, net of unearned income:		
Average	$274,012	$249,279
At December 31	$271,745	$254,765
As a percentage of average loans:		
Net charge-offs	.48%	.27%
Provision for loan losses	.70%	.28%

In 2008, recoveries combined with a much higher level of charge-offs resulted in net charge-offs of $1.3 million for the year. Contributing to the higher level of net charge-offs experienced in 2008 were $417,000 in commercial charge-offs taken during the third quarter as the result of the closure of one commercial loan customer, as well as significant increases in charge-offs in the residential real estate portfolio. As a result of the increased level of charge-offs in the residential real estate portfolio, the minimum allocation rate applied to the unclassified portfolio in the allowance for loan losses was increased during 2008. In addition, specific credits in the commercial and commercial real estate portfolios were assigned increased allocation rates as of December 31, 2008. These factors, coupled with increases in bankruptcies and foreclosures and the overall state of the national economy, resulted in the increase in the allowance for loan losses provision during 2008.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	December 31, 2008		December 31, 2007	
	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans
	(Dollars in thousands)			
Residential real estate loans	$ 823	27.24%	$ 563	23.99%
Consumer and other loans	340	5.31%	260	6.05%
Commercial and agricultural	1,641	29.16%	1,009	33.27%
Commercial real estate	830	38.29%	1,234	36.69%
Unallocated	182	0.00%	128	0.00%
Total allowance for loan losses	$ 3,816	100.00%	$ 3,194	100.00%

We believe that the allowance for loan losses at December 31, 2008 provides for probable incurred credit losses in the loan portfolio as of that date. That determination is based on the best information available to management, but necessarily involves uncertainties and matters of judgment and, therefore, cannot be determined with precision and could be susceptible to significant change in the future. In addition, bank regulatory authorities, as a part of their periodic examinations, may reach different conclusions regarding the quality of the loan portfolio and the level of the allowance, which could require us to make additional provisions in the future. During 2008, the allowance for loan losses allocated to the commercial real estate portfolio decreased from $1.2 million to $830,000. During this period, specific allocations for commercial real estate loans declined from $461,000 to $211,000 while the allocation for past due commercial real estate loans also declined from $35,000 to $3,000. Trends in the Bank's commercial real estate portfolio indicate historically low past due and charge-off levels; thus, the minimum rate applied to the remaining commercial real estate unclassified portfolio was lowered from 0.80% to 0.60% during 2008.

Securities and Federal Funds Sold

Securities are all classified as available for sale, and averaged $41.6 million in 2008, an increase of $2.2 million, or 5.58%, over the average of $39.4 million in 2007. The table below presents the carrying value of securities for each of the past two years.

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
U.S. Treasury and U.S. Government agencies	$ 4,504	$ 6,490
Mortgage-backed securities	15,582	17,135
Municipal securities	19,042	16,833
Other securities	800	1,858
Total available-for-sale securities	$ 39,928	$ 42,316

The table below presents the maturities and yield characteristics of securities as of December 31, 2008. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	One Year or Less	Over One Year Through Five Years	Over Five Years Through Ten Years	Over Ten Years	Total Maturities	Fair Value
			(Dollars in thousands)			
U.S. Government agencies	$ 500	$ 2,970	$1,000	$ -	$ 4,470	$4,504
Mortgage-backed securities[1]	-	4,912	9,556	773	15,241	15,582
Municipal securities	-	1,266	7,584	10,512	19,362	19,042
Other Securities	-	-	-	1,860	1,860	800
Total available-for-sale	$ 500	$ 9,148	$18,140	$ 13,145	$ 40,933	$ 39,928
Percent of total	1.2%	22.4%	44.3%	32.1%	100.0%	
Weighted average yield[2]	2.44%	4.27%	5.36%	5.94%	5.28%	

[1] Mortgage-backed securities are grouped into average lives based on December 2008 prepayment projections.
[2] The weighted average yields are based on amortized cost and municipal securities are calculated on a full tax-equivalent basis.

Deferred Tax Assets

We have a net deferred tax asset of $3.0 million at December 31, 2008. We evaluate this asset on a quarterly basis. To the extent we believe it is more likely than not that it will not be utilized, we will establish a valuation allowance to reduce its carrying amount to the amount it expects to be realized. At December 31, 2008, no valuation allowance has been established against the outstanding deferred tax asset. The deferred tax asset will be utilized as we are profitable in future years. In 2008, we generated a tax return loss of $400,000, which will be carried back to reduce taxes previously paid.

Deposits

Total deposits averaged $290.1 million during 2008, an increase of $5.5 million, or 1.9%, compared to $284.6 million in 2007. Deposits at December 31, 2008 totaled $273.0 million, a decrease of $9.3 million or 3.3% from $282.3 million at December 31, 2007. Included in these totals are brokered deposits of $37.8 million and $18.5 million, for the periods ended December 31, 2008 and 2007, respectively. Time deposits of $100,000 or more totaled $ 76.3 million at December 31, 2008, compared to $65.0 million at December 31, 2007. Interest expense on time deposits of $100,000 or more was $3.4 million in 2008, compared to $2.2 million in 2007. A summary of average balances and rates paid on deposits for the years ended December 31, 2008 and 2007 follows.

	2008		2007	
	Average Balance	Average Rate	Average Balance	Average Rate
		(Dollars in thousands)		
Noninterest bearing demand	$ 27,532	0.00%	$ 26,491	0.00%
Interest bearing demand	51,174	0.62%	63,410	1.42%
Savings	21,095	1.26%	22,944	2.39%
Time	190,299	4.09%	171,731	4.98%
	$290,100	2.89%	$284,576	3.51%

The following table shows the maturities of time deposits of $100,000 or more as of December 31, 2008:

	December 31, 2008 (Dollars in thousands)
Three months or less	$ 9,118
Over three through six months	20,842
Over six through twelve months	16,028
Over one year through three years	20,225
Over three years through five years	10,127
Over five years	-
Total	$76,340

Liquidity, Other Borrowings, and Capital Resources

Borrowings

We obtain advances from the Federal Home Bank of Cincinnati (FHLB) for funding and liability management. These advances are secured borrowings with terms ranging from overnight to six years. Rates vary based on the term to repayment, and are summarized below as of December 31, 2008:

Type	Maturity	Rate	(Dollars in thousands) Amount
Variable	January 22, 2009	0.54%	1,000
Variable	February 18, 2009	0.54%	5,000
Fixed	February 26, 2009	0.99%	6,000
Fixed	July 31, 2009	5.14%	2,000
Fixed	October 22, 2009	4.49%	2,000
Fixed	November 30, 2009	4.00%	3,000
Fixed	February 16, 2010	5.11%	2,000
Fixed	August 28, 2012	4.25%	500
Fixed	December 24, 2012	3.36%	2,000
Fixed	December 24, 2014	3.46%	2,000
Fixed	February 25, 2015	2.85%	2,000
			$27,500

At December 31, 2008, we had available collateral to borrow an additional $10.4 million from the FHLB. FHLB borrowings increased in 2008 as it became more cost-effective in the current environment to borrow from the Federal Home Loan Bank than to compete for high-cost deposits.

In 2005, we entered into a credit agreement with a correspondent bank to be used for operating capital and general corporate purposes. The line had a total availability of $3.0 million and matured September 26, 2008. As of December 31, 2007, the line had no balance. The line was not renewed in 2008.

At December 31, 2008, we had established Federal Funds lines of credit totaling $20.6 million with three correspondent banks. No amounts were drawn as of December 31, 2008 or 2007.

Repurchase agreements mature in one business day. The rate paid on these accounts is variable at our discretion and is based on a tiered balance calculation.

We issued $5.0 million in subordinated debentures in October, 2006 in conjunction with the acquisition of KBC. These subordinated debentures bear an interest rate, which reprices each calendar quarter, of 165 basis points over 3-month LIBOR (London Inter Bank Offering Rate). The rates as of December 31, 2008 and 2007, were 5.53% and 6.88%, respectively.

Information regarding our borrowings as of December 31, 2008 and 2007 is presented below:

	2008	2007
	(Dollars in thousands)	
Federal funds purchased and repurchase agreements:		
Balance at year end	$8,258	$3,181
Weighted average rate at year end	3.04%	2.53%
Average balance during the year	$7,005	$3,087
Weighted average rate during the year	2.71%	2.46%
Maximum month-end balance	$12,714	$3,927
FHLB advances and other borrowings:		
Balance at year end	$27,500	$15,317
Weighted average rate at year end	2.76%	4.46%
Average balance during the year	$19,173	$7,990
Weighted average rate during the year	4.01%	4.84%
Maximum month-end balance	$27,500	$15,317
Subordinated debentures:		
Balance at year end	$5,000	$5,000
Weighted average rate at year end	5.53%	6.88%
Average balance during the year	$5,000	$5,000
Weighted average rate during the year	5.26%	7.08%
Maximum month-end balance	$5,000	$5,000
Total borrowings:		
Balance at year end	$40,758	$23,498
Weighted average rate at year end	3.16%	4.65%
Average balance during the year	$31,178	$16,173
Weighted average rate during the year	3.92%	5.10%
Maximum month-end balance	$45,214	$24,244

Capital Resources

Shareholders' equity was $39.3 million on December 31, 2008, an increase of $2.0 million or 5.36%, from $37.3 million on December 31, 2007. Retained earnings decreased $5.6 million from the 2008 net loss. $534,000 was paid in preferred dividends and $199,000 was paid in common dividends during the year. We issued 250 shares of Series A preferred stock on December 19, 2008 in connection with the TARP Capital Purchase Program for a purchase price of $8,779,000. See Note 15 for dividend obligations on our preferred stock.

We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under the regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Under quantitative measures established by regulation to ensure capital adequacy, we are required to maintain minimum amounts and ratios of total Tier 1 capital to risk-weighted assets and to total assets. We believe we met all capital adequacy requirements as of December 31, 2008 and 2007.

Our capital ratios as of December 31, 2008, and 2007 (calculated in accordance with regulatory guidelines) were as follows:

	December 31, 2008	December 31, 2007
Tier 1 leverage ratio	11.31%	9.03%
Regulatory minimum	4.00%	4.00%
"Well-capitalized" minimum	N/A	N/A
Tier 1 risk-based capital ratio	13.52%	10.41%
Regulatory minimum	4.00%	4.00%
"Well-capitalized" minimum	N/A	N/A
Total risk-based capital ratio	14.77%	11.55%
Regulatory minimum	8.00%	8.00%
"Well-capitalized" minimum	N/A	N/A

The Bank's capital ratios as of December 31, 2008, and 2007 (calculated in accordance with regulatory guidelines) were as follows:

	December 31, 2008	December 31, 2007
Tier 1 leverage ratio	9.68%	8.15%
Regulatory minimum	4.00%	4.00%
"Well-capitalized" minimum	5.00%	5.00%
Tier 1 risk-based capital ratio	11.53%	9.40%
Regulatory minimum	4.00%	4.00%
"Well-capitalized" minimum	6.00%	6.00%
Total risk-based capital ratio	12.78%	10.53%
Regulatory minimum	8.00%	8.00%
"Well-capitalized" minimum	10.00%	10.00%

At December 31, 2008 and 2007, we were categorized as "well capitalized" under the regulatory framework for prompt corrective action.

Contractual Obligations

The following table summarizes our contractual obligations and other commitments to make future payments as of December 31, 2008:

	One year or less	More than 1 year but less than 3 years	More than 3 years but less than 5 years	5 years or more	Total
			(Dollars in thousands)		
As of December 31, 2008					
Time deposits	$127,241	$32,115	$16,821	$ 43	$176,220
FHLB advances	19,000	2,000	2,500	4,000	27,500
Subordinated debentures	-	-	-	5,000	5,000
Lease commitments	328	665	667	2,976	4,636
Total	$146,569	$34,780	$19,988	$ 12,019	$213,356

FHLB advances include arrangements under various FHLB credit programs. Long-term FHLB debt is more fully described under the caption "Federal Home Loan Bank Advances and Letter of Credit" in Note 7 of our 2008 audited consolidated financial statements. Lease commitments include the leases in place for certain branch sites.

Liquidity

To maintain a desired level of liquidity, we have several sources of funds available. We primarily rely upon net inflows of cash from financing activities, supplemented by net inflows of cash from operating activities, to provide cash used in its investing activities. As is typical of most banking companies, significant financing activities include issuance of common stock, deposit gathering, and the use of short-term borrowing facilities, such as federal funds purchased and repurchase agreements. Our primary investing activities include purchases of securities and loan originations, offset by maturities, prepayments and sales of securities, and loan payments.

Our objective as it relates to liquidity is to ensure that we have funds available to meet deposit withdrawals and credit demands without unduly penalizing profitability. In order to maintain a proper level of liquidity, the bank has several sources of funds available on a daily basis that can be used for liquidity purposes. Those sources of funds include the bank's core deposits, consisting of both business and nonbusiness deposits; cash flow generated by repayment of principal and interest on loans and investment securities; FHLB borrowings; and federal funds purchased and securities sold under agreements to repurchase. While maturities and scheduled amortization of loans and investment securities are generally a predictable source of funds, deposit outflows and mortgage prepayments are influenced significantly by general interest rates, economic conditions, and competition in our local markets.

For the longer term, the liquidity position is managed by balancing the maturity structure of the balance sheet. This process allows for an orderly flow of funds over an extended period of time. Our asset and liability management committee meets regularly and monitors the composition of the balance sheet to ensure comprehensive management of interest rate risk and liquidity.

Market Risk Management

Quantitative Aspects of Market Risk.

We do not maintain a trading account for any class of financial instrument nor do we engage in hedging activities or purchase high-risk derivative instruments, and we are not subject to foreign exchange rate risk or commodity price risk.

We monitor interest rate sensitivity and interest rate risk with an earnings simulation model, using rate risk measurement techniques to produce a reasonable estimate of interest margin risks. The system provides several methods for measuring interest rate risk, including rate sensitivity gap analysis to show cash flow and repricing information, and margin simulation, or rate shocking, to quantify the actual income risk, by modeling the Company's sensitivity to changes in cash flows over a variety of interest rate scenarios. The program performs a full simulation of each balance sheet category under various rate change conditions and calculates the net interest income change for each. Each category's interest change is calculated as rates ramp up and down. In addition, the prepayment speeds and repricing speeds are changed.

The following illustrates the effects on net interest income of an immediate shift in market interest rates from the earnings simulation model.

Basis point change	**+200bp**	**-200bp**
Increase (decrease) in net interest income at December 31, 2008	1.2%	(7.6%)
Increase (decrease) in net interest income at December 31, 2007	2.2%	(9.6%)

As of December 31, 2008 and 2007, our balance sheet was in an asset-sensitive position because the repricing characteristics of the balance sheet were such that an increase in interest rates would have a positive effect on earnings and a decrease in interest rates would have a negative effect on earnings.

In preparing the preceding table, we used certain assumptions relating to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Qualitative Aspects of Market Risk.

Our principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, the Company has developed strategies to manage its liquidity and shorten its effective maturities of certain interest-earning assets.

We have attempted to decrease the average maturity of our assets by:

- offering a variety of adjustable-rate residential mortgage loans and consumer loans, many of which are retained by the Company for its portfolio;
- purchasing mortgage-backed and related securities with adjustable rates or estimated lives of five to ten years or less; and
- purchasing short-to intermediate-term investment securities.

We also sell a portion of our long-term, fixed-rate single-family residential mortgage loans for cash in the secondary market. We retain ARM loans and adjustable-rate mortgage-backed securities, which reprice at regular intervals, because the yield on these assets will help to offset increases in our cost of funds. However, periodic and lifetime interest rate adjustment limits may prevent ARM loans from repricing to market interest rates during periods of rapidly rising interest rates. We do not use any hedging techniques to manage the exposure of its assets to fluctuating market interest rates. We rely on retail deposits as our primary source of funds and maintain lower-costing savings, NOW and money market accounts, along with higher costing certificates of deposit. We have attempted to lengthen the term of deposits by offering certificates of deposit with longer terms. We believe retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

Off-Balance Sheet Risk

Commitments to extend credit are agreements to lend to a client as long as the client has not violated any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2008, unfunded commitments to extend credit totaled $39.0 million, of which $7.0 million were at fixed rates and $32.0 million were at variable rates. At December 31, 2007, unfunded commitments to extend credit were $43.0 million, of which $11.0 million were at fixed rates and $32.0 million were at variable rates. A significant portion of the unfunded commitments related to consumer equity lines of credit. Based on historical experience, we anticipate that a significant portion of these lines of credit will not be funded. We evaluate each client's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. The type of collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

At December 31, 2008, there was a $2.1 million commitment under a letter of credit and at December 31, 2007, there was a $2.5 million commitment under a letter of credit. The credit risk and collateral involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to clients. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

Except as otherwise disclosed, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments that significantly impact earnings.

Impact of Accounting Pronouncements and Regulatory Policies

New accounting pronouncements are referenced in Note 1 to the Financial Statements.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented in this filing have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk. Not Applicable

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements of the Company and report of independent accountants are included herein:

Crowe Horwath LLP
Member Horwath International

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Citizens First Corporation
Bowling Green, Kentucky

We have audited the accompanying consolidated balance sheets of Citizens First Corporation as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citizens First Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Louisville, Kentucky
March 25, 2009

Citizens First Corporation
Consolidated Balance Sheets
December 31

	2008	2007
	(In thousands, except share data)	
Assets		
Cash and due from financial institutions	$ 9,248	$ 10,221
Federal funds sold	6,083	3,641
Cash and cash equivalents	15,331	13,862
Available-for-sale securities	39,928	42,316
Loans held for sale	553	796
Loans, net of allowance for loan losses of $3,816 and $3,194 at December 31, 2008 and 2007, respectively	267,929	251,571
Premises and equipment, net	11,315	12,124
Bank owned life insurance (BOLI)	6,457	6,152
Federal Home Loan Bank (FHLB) stock, at cost	2,025	1,946
Accrued interest receivable	2,358	2,848
Deferred income taxes	2,971	214
Goodwill	2,575	11,288
Core deposit intangible	1,569	1,859
Other assets	2,114	1,377
Total assets	$ 355,125	$ 346,353
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Noninterest bearing	$ 27,247	$ 27,450
Savings, NOW and money market	69,548	77,715
Time	176,220	177,111
Total deposits	273,015	282,276
Securities sold under repurchase agreements	8,258	3,181
FHLB advances	27,500	15,317
Subordinated debentures	5,000	5,000
Accrued interest payable	683	952
Other liabilities	1,384	2,331
Total liabilities	315,840	309,057
Commitments and contingent liabilities (Note 17)	39,000	43,000
Stockholders' Equity		
6.5% cumulative preferred stock; no par value, authorized 250 shares; issued and outstanding 250 shares at December 31, 2008 and 2007, respectively	7,659	7,659
5.0% Series A preferred stock; $35,116 par value per share, authorized 250 shares; issued and outstanding 250 and 0 shares at December 31, 2008 and 2007, respectively	8,459	-
Common stock, no par value, authorized 5,000,000 shares; issued and outstanding 1,968,777 and 1,959,583 shares at December 31, 2008, and 2007, respectively	27,058	26,573
Retained earnings (deficit)	(3,228)	3,146
Accumulated other comprehensive income (loss)	(663)	(82)
Total stockholders' equity	39,285	37,296
Total liabilities and stockholders' equity	$ 355,125	$ 346,353

Citizens First Corporation
Consolidated Statements of Operations
Years ended December 31

	2008	2007
	(in thousands, except for per share data)	
Interest and Dividend Income		
Loans	$ 18,434	$ 20,139
Taxable securities	1,268	1,298
Non-taxable securities	736	486
Federal funds sold and other	93	820
Total interest and dividend income	20,531	22,743
Interest Expense		
Deposits	8,372	9,996
FHLB advances	768	387
Subordinated debentures	263	354
Short-term borrowings	189	83
Total interest expense	9,592	10,820
Net Interest Income	10,939	11,923
Provision for Loan Losses	1,927	710
Net Interest Income After Provision for Loan Losses	9,012	11,213
Noninterest Income		
Service charges on deposit accounts	1,594	1,483
Other service charges and fees	247	225
Gain on sale of mortgage loans	278	341
Lease income	229	210
BOLI income	301	152
Net realized gains (losses) on sale of available-for-sale securities	-	(18)
Other	190	113
Total noninterest income	2,839	2,506
Noninterest Expense		
Salaries and employee benefits	5,243	5,991
Net occupancy expense	1,263	1,042
Equipment expense	791	821
Goodwill impairment losses	8,698	-
Advertising	523	543
Professional fees	408	431
Data processing services	734	749
Franchise shares and deposit tax	462	432
Core deposit intangible amortization	290	344
Postage and office supplies	200	272
Telephone and other communication	255	252
FDIC Insurance	310	33
Other	881	1,066
Total noninterest expense	20,058	11,976
Income Before Income Taxes	(8,207)	1,743
Provision for Income Taxes (Benefit)	(2,566)	447
Net Income (Loss)	$ (5,641)	$ 1,296
Dividends declared on preferred stock	534	520
Net income (loss) available to common stockholders	$ (6,175)	$ 776
Basic Earnings (Loss) per Share	$ (3.14)	$ 0.39
Diluted Earnings (Loss) per Share	$ (3.14)	$ 0.39

See Notes to Consolidated Financial Statements

Citizens First Corporation
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31

Dollar amounts in thousands, except share data

	Preferred Stock		Common Stock		Retained	Accumulated Other Comprehensive		Total Comprehensive
	Shares	Amount	Shares	Amount	Earnings (Deficit)	Income (Loss)	Total	Income
Balance, January 1, 2007	250	$7,659	1,978,463	$26,573	$2,639	$(382)	$36,489	
Net income					1,296		1,296	$1,296
Common stock issued			6,120	96			96	
Change in unrealized gain (loss) on available for sale securities						300	300	300
Adjustment to initially adopt FIN 48					(71)		(71)	
Dividend declared and paid on preferred stock					(520)		(520)	
Dividends declared and paid on common stock ($0.10 per share)					(198)		(198)	
Stock based compensation				224			224	
Treasury stock purchased			(25,000)	(320)			(320)	
Total comprehensive income								$1,596
Balance, December 31, 2007	250	$7,659	1,959,583	$26,573	$3,146	$ (82)	$37,296	
Net loss					(5,641)		(5,641)	(5,641)
Common stock issued			9,194	93			93	
Change in unrealized gain (loss) on available for sale securities						(581)	(581)	(581)
Stock based compensation				116			116	
Preferred stock-5% Series A	250	8,459					8,459	
Common stock warrants issued				276			276	
Dividends declared and paid on preferred stock					(534)		(534)	
Dividends declared and paid on common stock ($0.10 per share)					(199)		(199)	
Total comprehensive income								$(6,222)
Balance, December 31, 2008	500	$16,118	1,968,777	$27,058	$ (3,228)	$ (663)	$39,285	

See Notes to Consolidated Financial Statements

Citizens First Corporation
Consolidated Statements of Cash Flows
Years Ended December 31

	2008	2007
	(In thousands)	
Operating Activities		
Net income (loss)	$ (5,641)	$ 1,296
Items not requiring (providing) cash		
Depreciation and amortization	826	814
Provision for loan losses	1,927	710
Loss on impairment of goodwill	8,698	-
Amortization of premiums and discounts on securities	72	(149)
Amortization of core deposit intangible	290	344
Deferred income taxes	(2,757)	100
Bank-owned life insurance	(305)	(152)
Stock based compensation	116	224
Net realized (gains) losses on sale of securities	-	18
Proceeds from sale of mortgage loans held for sale	17,381	20,855
Origination of mortgage loans held for sale	(16,860)	(21,201)
Gains on sales of loans	(278)	(341)
Losses on sale of other real estate owned	177	16
Gain on sale premises and equipment	(54)	(15)
FHLB stock dividends received	(79)	-
Changes in		
Interest receivable	490	(35)
Other assets	(651)	(34)
Interest payable and other liabilities	(823)	774
Net cash provided by operating activities	2,529	3,224
Investing Activities		
Loan originations and payments, net	(19,332)	(17,190)
Purchase of premises and equipment	(1,315)	(1,764)
Proceeds from maturities of available-for-sale securities	13,281	23,829
Proceeds from sales of other real estate owned	799	384
Proceeds from sales of available-for-sale securities	212	4,970
Purchase of securities available for sale	(12,058)	(27,916)
Purchase bank owned life insurance	-	(6,000)
Proceeds from sales of premises and equipment	1,352	17
Contingent payment related to purchase of Commonwealth Mortgage and Southern KY Land Title, Inc., net of stock issued	-	(278)
Net cash used in investing activities	(17,061)	(23,948)
Financing Activities		
Net change in demand deposits, money market, NOW and savings accounts	(8,370)	(17,373)
Net change in time deposits	(891)	20,274
Proceeds from FHLB advances	22,000	18,500
Repayment of FHLB advances	(9,817)	(14,537)
Net fed funds purchased and repurchase agreements	5,077	(740)
Net change in other borrowings	-	(350)
Issuance of preferred stock	8,459	-
Issuance of common stock warrants	276	-
Purchase of treasury stock	-	(320)
Dividends paid on preferred stock	(534)	(520)
Dividends paid on common stock	(199)	(198)
Net cash provided by financing activities	16,001	4,736
Increase(decrease) in Cash and Cash Equivalents	1,469	(15,988)
Cash and Cash Equivalents, Beginning of Year	13,862	29,850
Cash and Cash Equivalents, End of Year	$ 15,331	$ 13,862
Supplemental Cash Flows Information		
Interest paid	$9,862	$10,590
Income taxes paid	$ 50	$815
Loans transferred to other real estate owned	$1,047	$1,348
Stock issued and liability accrued for contingent payment related to purchase of Commonwealth Mortgage and Southern Ky. Land Title, Inc.	$ 93	$ 371

See Notes to Consolidated Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation – The consolidated financial statements include Citizens First Corporation and its wholly-owned subsidiary Citizens First Bank, Inc., together referred to as "the Company". Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services to individual and corporate customers in Warren, Simpson, Barren and Hart counties in Kentucky. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Use of Estimates - To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, goodwill, intangible assets and fair values of financial instruments are particularly subject to change.

Cash Flows - Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Securities - Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value

Loans Held for Sale - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains on sales of mortgage loans are recorded at the time of disbursement by an investor at the difference between the sales proceeds and the loan's carrying value. Loans are sold servicing released.

Loans - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term on the level-yield method. Generally, loans are placed on non-accrual status at 90 days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

All interest accrued but not received for loans placed on nonaccrual are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses - The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Federal Home Loan Bank (FHLB) Stock - The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Premises and Equipment - Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from twenty-five to forty years. Leasehold improvements are amortized over the shorter of the life of the lease or the life of the asset. Furniture, fixtures and equipment are depreciated using the straight-line with useful lives ranging from three to seven years.

Foreclosed Assets - Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less costs to sell, at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of carrying amount or fair value less cost to sell. Revenue and expenses from operations are included in net income or expense from foreclosed assets. Foreclosed assets were $1.2 million and $1.1 million at December 31, 2008 and 2007, respectively.

Bank Owned Life Insurance - The Bank has purchased life insurance policies on certain key employees. In accordance with EITF 06-5, Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill and Other Intangible Assets - Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value in the period identified.

Goodwill was determined to be impaired as of December 31, 2008 and an $8.7 million dollar write down was taken. The balance of goodwill remaining as of December 31, 2008 was $2.6 million.

Other intangible assets consist largely of core deposit intangible assets arising from a bank acquisition. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives of 8 years.

Long-Term Assets - Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments - Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes - Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiary.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Upon adoption of FIN 48, we recorded a liability of $71,000. During 2008 we executed a voluntary disclosure agreement with another state and filed multiple years of tax returns. Tax and interest were paid, leaving a FIN 48 liability of $10,000 as of year end 2008.

The Company recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other expense.

Stock Based Compensation Plans - Compensation cost is recognized for stock options issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period.

Retirement Plans – Employee 401(k) expense is the amount of matching contributions.

Operating Segments- While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Earnings (Loss) per Common Share - Basic earnings (loss) per common share is net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options and preferred stock. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

Equity - Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends of 20% or less are reported by transferring the fair value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital.

Comprehensive Income - Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction - Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. Preferred dividends must be paid before any dividends on common shareholders can be considered. Statutory restrictions on the holding company require that no common distribution be made if, after giving effect, the cooperation would not be able to pay its debts as they became due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

necessary to satisfy the preferential rights on dissolution of the preferred stock. Dividends paid by the bank to the holding company are also limited based on earnings for the year.

Fair Value of Financial Instruments - Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Adoption of New Accounting Standards – In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company does not have any split-dollar life insurance arrangements; thus, adoption of this issue did not have an impact on the financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard was effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008 or subsequently.

In December 2007, the SEC issued SAB No. 110, which expresses the views of the SEC regarding the use of a "simplified" method, as discussed in SAB No. 107, in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123(R), Share-Based Payment. The SEC concluded that a company could, under certain circumstances, continue to use the simplified method for share option grants after December 31, 2007. The Company does not use the simplified method for share options and therefore SAB No. 110 has no impact on the Company's consolidated financial statements.

Effect of newly issued but not yet effective accounting standards -

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations ("FAS 141(R)"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard did not have a material effect on the Company's results of operations or financial position but will depend on future acquisitions, if any.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51"* ("SFAS No. 160"), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. FAS No. 160 is effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of FAS No. 160 did not have a significant impact on its results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133". FAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. FAS No. 161 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

Reclassifications - Certain reclassifications have been made to the 2007 financial statements to conform to the 2008 financial statement presentation.

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) are as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Dollars in Thousands)		
December 31, 2008			
U. S. government agencies	$ 4,504	$ 34	$ -
State and municipal	19,042	155	(475)
Mortgage-backed securities	15,582	342	(1)
Other securities	800	-	(1,060)
Total debt securities	$ 39,928	$ 531	$ (1,536)
December 31, 2007			
U. S. government agencies	$ 6,490	$ 4	$ (5)
State and municipal	16,833	137	(91)
Mortgage-backed securities	17,135	40	(209)
Other securities	1,858	-	-
Total debt securities	$ 42,316	$ 181	$ (305)

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES (Continued)

Sales of available for sale securities

	2008	2007
	(Dollars in Thousands)	
Proceeds	$212	$4,970
Gross gains	-	-
Gross losses	-	(18)

The tax provision (benefit) related to these net realized gains and losses were $0 and ($6,000), respectively.

The fair value of debt securities at year end 2008 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for Sale Fair Value (Dollars in Thousands)
Due in one year or less	$ 500
Due from one to five years	4,314
Due from five to ten years	8,688
Due after ten years	10,844
Mortgage-backed	15,582
Total	$ 39,928

Securities pledged at year end 2008 and 2007 had a carrying amount of $37.9 million and $31.3 million and were pledged to secure public deposits and repurchase agreements.

At year end 2008 and 2007, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

Securities with unrealized losses at year-end 2008 and 2007, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, are as follows:

Description of Securities (Dollars in Thousands)	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
December 31, 2008						
U.S. government agencies	$ -	$ -	$ -	$ -	$ -	$ -
State and municipal	8,964	(346)	2,012	(129)	10,976	(475)
Mortgage-backed securities	-	-	290	(1)	290	(1)
Other Securities	800	(1,060)	-	-	800	(1,060)
Total temporarily impaired	$9,764	$ (1,406)	$ 2,302	$ (130)	$12,066	$ (1,536)

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES (Continued)

Description of Securities (Dollars in Thousands)	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
December 31, 2007						
U.S. government agencies	$ -	$ -	$ 1,995	$ (5)	$ 1,995	$ (5)
State and municipal	3,623	(87)	801	(4)	4,424	(91)
Mortgage-backed securities	6,942	(73)	2,126	(136)	9,068	(209)
Total temporarily impaired	$10,565	$ (160)	$ 4,922	$ (145)	$15,487	$ (305)

Based on evaluation of available evidence, including recent changes in market interest rates and information available about the issuers, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified. Management has the intent and ability to hold these securities until forecasted recovery, which may be maturity. All rated securities remain investment grade quality. The fair value is expected to recover as the bonds approach maturity. Unrealized losses in the other investment category is the result of inactivity in the market for trust preferred securities and does not appear to be indicative of the strength of this single bank issued preferred security.

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at December 31 include:

	2008	2007
	(Dollars in Thousands)	
Commercial and agricultural	$ 79,248	$ 84,763
Commercial real estate	104,043	93,484
Residential real estate	74,027	61,124
Consumer	14,427	15,394
Total loans	271,745	254,765
Less allowance for loan losses	(3,816)	(3,194)
Net loans	$ 267,929	$ 251,571

Activity in the allowance for loan losses was as follows:

	2008	2007
	(Dollars in Thousands)	
Balance, beginning of year	$ 3,194	$ 3,128
Provision charged to expense	1,927	710
Loans charged off	(1,347)	(726)
Recoveries	42	82
Balance, end of year	$ 3,816	$ 3,194

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Impaired loans totaled $2.5 million and $3.4 million at December 31, 2008 and 2007, respectively. An allowance for loan losses of $575,000 and $506,000 relates to impaired loans of $2.5 million and $2.7 million at December 31, 2008 and 2007, respectively.

Interest of $146,000 and $209,000 was recognized on average impaired loans of $3.0 million and $1.8 million for 2008 and 2007, respectively. Interest of $141,000 and $135,000 was recognized on impaired loans on a cash basis during 2008 and 2007, respectively.

At December 31, 2008 and 2007, accruing loans delinquent 90 days or more totaled $1.5 million, and $1.3 million, respectively. Non-accruing loans at December 31, 2008 and 2007 were $1.1 million and $2.1 million, respectively.

NOTE 4 - PREMISES AND EQUIPMENT

Major classifications of premises and equipment, stated at cost, are as follows:

	2008	2007
	(Dollars In Thousands)	
Land and land improvements	$ 3,010	$ 3,150
Buildings and improvements	6,751	7,553
Leasehold improvements	319	277
Furniture and fixtures	671	642
Equipment and software	2,887	2,826
Automobiles	101	101
Construction in progress	865	76
	14,604	14,625
Less accumulated depreciation	(3,289)	(2,501)
Net premises and equipment	$ 11,315	$ 12,124

Depreciation and amortization expense totaled $826,000 and $814,000 for 2008 and 2007, respectively.

Operating Leases: The Company leases certain branch properties and equipment under operating leases. Rent expense was $313,000 and $217,000 for 2008 and 2007. Rent commitments, before considering renewal options that generally are present, were as follows (in thousands):

2009	$ 328
2010	331
2011	334
2012	334
2013	333
Thereafter	2,976
Total	$ 4,636

During December 2006, the Company sold a property to an unrelated third party, and subsequently entered into a lease agreement for the property. A gain of $246,000 was deferred and will be recognized over the fifteen year term of the lease. $16,000 of the deferred gain was recognized in 2008, and $16,000 was recognized in 2007.

NOTE 5 - GOODWILL AND INTANGIBLE ASSETS

Goodwill

Adjustments to goodwill related to the acquisition of Kentucky Banking Centers Inc. are the result of finalization of fair values. The annual analysis of goodwill for 2008 indicated goodwill impairment. After determining the fair value of assets, it was deemed necessary to adjust goodwill by $8.7 million. Goodwill recorded for the purchase of Kentucky Banking Centers, Inc. was reduced by $7.1 million and goodwill recorded for Commonwealth Mortgage was reduced by $1.6 million.

The change in balance for goodwill during the year is as follows:

	(Dollars in thousands)	
	2008	2007
Beginning of year	$ 11,288	$ 10,945
Settlement of contingent consideration from purchase of Commonwealth Mortgage	-	371
Acquisition of Kentucky Banking Centers, Inc.	(15)	(28)
Goodwill impairment	(8,698)	-
End of year	$ 2,575	$ 11,288

Acquired Intangible Assets

Acquired intangible assets were as follows at year end:

(Dollars in thousands)	2008	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:		
Core deposit intangibles	$2,203	$(634)

(Dollars in thousands)	2007	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:		
Core deposit intangibles	$2,203	$(344)

Amortization expense was $290,000 in 2008 and $344,000 in 2007.

Estimated amortization expense for each of the next five years:

	(Dollars in Thousands)
2009	275
2010	264
2011	262
2012	259
2013	256

NOTE 6 - DEPOSITS

Interest-bearing time deposits in denominations of $100,000 or more were $76.3 million and $65.0 million at December 31, 2008 and 2007. This included brokered deposits of $29.9 million and $9.8 million at year end 2008 and 2007.

At December 31, 2008, the scheduled maturities of time deposits were as follows:

	(Dollars In Thousands)
2009	$ 127,241
2010	19,600
2011	12,515
2012	13,059
2013	3,762
Thereafter	43
	$ 176,220

At December 31, 2008, eight customers accounted for approximately $27.5 million, or 10.1%, of total deposits whereas, at December 31, 2007, eleven customers accounted for approximately $28.2 million or 10.0% of total deposits.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES AND LETTER OF CREDIT

At year-end, advances from the Federal Home Loan Bank ("FHLB") were as follows:

	(Dollars In Thousands) 2008	2007
Matures February 2009 through February 2010, fixed rate at rates from .99% to 5.14%, averaging 3.16%	$15,000	$10,817
Matures August 2012, fixed rate at 4.25% until February 2009, with FHLB option to call in full each 6 months thereafter	500	500
Matures December 2012, fixed rate at 3.36% until March 2009 with FHLB option to call in full each 12 months thereafter	2,000	2,000
Matures December 2014, fixed rate at 3.46% until December 2009, with FHLB option to call in full each 24 months thereafter	2,000	2,000
Matures February 2015, fixed rate at 2.85% until February 2010, with FHLB option to call in full each 24 months thereafter	2,000	-
Matures January 2009 through February 2009, Floating rate at .54% as of December 31, 2008	6,000	-
Total	$ 27,500	$ 15,317

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $44.6 million and $38.1 million of first mortgage loans under a blanket lien arrangement for both year 2008 and 2007. Based on this collateral and the Company's holdings of FHLB stock, the Company is eligible to borrow up to an additional $10.4 million at year-end 2008.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES AND LETTER OF CREDIT (Continued)

Payment Information

Required payments over the next five years are:

	(Dollars in Thousands)
2009	$19,000
2010	2,000
2011	0
2012	2,500
2013	0
Thereafter	4,000
	$27,500

Letter of Credit

At year-end 2008, the Bank also had an outstanding Standby Letter of Credit with the Federal Home Loan Bank in the amount of $2.0 million to be used for public unit deposit collateralization. At December 31, 2008, $1.0 million of the letter of credit was pledged to secure public funds.

NOTE 8 - NOTES PAYABLE AND SUBORDINATED DEBENTURES

In 2005, the Company executed a credit agreement with a correspondent bank for operating capital and general corporate purposes. The line had a total availability of $3.0 million and matured September 26, 2008. As of December 31, 2007, the line had no balance, and the line was not renewed in 2008.

In October 2006, Citizens First Statutory Trust I, a trust formed by the Company, closed a pooled private offering of $5.0 million trust preferred securities with a liquidation amount of $1,000 per trust security. The Company issued $5.2 million of subordinated debentures to the trust in exchange for ownership of all of the common security of the trust and the proceeds of the preferred securities sold by the trust. In accordance with FASB Interpretation 46R, the trust is not consolidated with the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $155,000 and is included in other assets.

The Company may redeem the subordinated debentures, in whole or in part, in a principal amount with integral multiples of $1,000 per trust security, on or after January 1, 2012 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures mature on January 1, 2037. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The securities have a stated maturity of thirty years and bear an interest rate of 165 basis points over the 3-month LIBOR rate. The interest rates at December 31, 2008 and December 31, 2007 were 5.53% and 6.88%, respectively.

NOTE 9 - INCOME TAXES

The provision for income taxes includes these components:

	2008	2007
	(Dollars In Thousands)	
Taxes currently payable	$ (109)	$ 514
Deferred income taxes	(2,457)	(67)
Income tax expense	$ (2,566)	$ 447

A reconciliation of the income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2008	2007
	(Dollars In Thousands)	
Computed at the statutory rate (34%)	$ (2,790)	$ 593
Tax-exempt interest	(306)	(203)
Bank owned-life insurance	(102)	(51)
Goodwill impairment	546	-
Stock options	40	65
Other	46	43
Actual tax expense	$ (2,566)	$ 447

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2008	2007
	(Dollars In Thousands)	
Deferred tax assets		
Allowance for loan losses	$ 1,069	$ 934
Deferred gain	72	78
Unrealized losses on available-for-sale securities	342	42
Goodwill and core deposit	1,747	-
Other real estate	49	-
Nonqualified stock options	25	25
Fair value adjustments related to business combinations	70	70
Other	19	3
	$ 3,393	$ 1,152

NOTE 9 - INCOME TAXES (Continued)

Deferred tax liabilities		
Amortization of intangibles	-	(523)
Deferred loan fees/costs	(124)	(108)
FHLB stock dividends	(74)	(47)
Depreciation	(202)	(178)
Accretion on investment securities	(6)	(16)
Prepaid expenses	(16)	(42)
Other	-	(24)
	(422)	(938)
Net deferred tax asset	$2,971	$214

Given the past history of taxable income and projections of taxable income in the future, the deferred tax asset is considered to be realizable.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), on January 1, 2007. Accordingly, we recorded a FIN 48 liability to equity of $71,000 which included $97,000 related to state taxes, $10,000 of interest, and federal benefit of $36,000. No other items were recorded during the year. During 2008, we filed a voluntary disclosure agreement with the state in which lending activities have occurred and tax returns were filed. This reversed the majority of the FIN 48 reserve recorded, leaving a reserve of $10,000 as of December 31, 2008. There were no other accruals recorded in 2008 related to uncertain tax positions. Should the accrual of any interest or penalties be necessary, it is our policy to record such accruals in our income tax accounts. The Company files a consolidated U.S. federal income tax return and Kentucky and Tennessee income tax returns. These returns are subject to examination by taxing authorities for all years after 2004.

NOTE 10 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

	2008	2007
	(Dollars in Thousands)	
Unrealized gains (losses) on available-for-sale securities	$ (881)	$ 474
Reclassification for realized amount included in income	-	(18)
Other comprehensive income (loss), before tax effect	(881)	456
Tax effect	300	(156)
Other comprehensive income (loss)	$ (581)	$ 300

NOTE 11 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

NOTE 11 - REGULATORY MATTERS (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from regulatory agencies categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Company's or the Bank's categories.

The Company's and the Bank's actual capital amounts and ratios are also presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
(Dollars in Thousands)						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$43,747	14.77%	$23,697	8.0%	N/A	N/A
Citizens First Bank, Inc.	37,831	12.78	23,681	8.0	$29,601	10.0%
Tier I Capital						
(to Risk-Weighted Assets)						
Consolidated	40,045	13.52%	11,849	4.0	N/A	N/A
Citizens First Bank, Inc.	34,129	11.53	11,840	4.0	17,761	6.0%
Tier I Capital						
(to Average Assets)						
Consolidated	40,045	11.31%	14,166	4.0	N/A	N/A
Citizens First Bank, Inc.	34,129	9.68	14,106	4.0	17,633	5.0%

NOTE 11 - REGULATORY MATTERS (Continued)

As of December 31, 2007	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$32,425	11.55%	$22,465	8.0%	N/A	N/A
Citizens First Bank, Inc.	29,575	10.53	22,461	8.0	$28,077	10.0%
Tier I Capital						
(to Risk-Weighted Assets)						
Consolidated	29,231	10.41%	11,232	4.0	N/A	N/A
Citizens First Bank, Inc.	26,381	9.40	11,231	4.0	16,846	6.0%
Tier I Capital						
(to Average Assets)						
Consolidated	29,231	9.03%	12,948	4.0	N/A	N/A
Citizens First Bank, Inc.	26,381	8.15	12,948	4.0	16,185	5.0%

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. During a profitable year, the Bank could, without prior approval, declare dividends equal to any current year net profits retained to the date of the dividend declaration. Due to the loss incurred in 2008, the Bank cannot declare common dividends without prior approval.

NOTE 12 - RELATED PARTY TRANSACTIONS

At December 31, 2008 and 2007, the Bank had loans outstanding to executive officers, directors, significant stockholders and their affiliates (related parties) in the amount of $9.0 million and $11.4 million, respectively. The following table shows the activity in the loans outstanding to executive officers, directors, significant stockholders and their affiliates (related parties) during the year:

	(Dollars in Thousands)
Beginning balance	$ 11,390
New loans	905
Repayments	(355)
No longer eligible	(2,920)
Ending balance	$ 9,020

Deposits from related parties held by the Bank at December 31, 2008 and 2007, respectively, totaled $1.0 million and $1.2 million, respectively.

The following amounts were paid to a related party for advertising services; $7,000 in 2008, and $25,000 in 2007.

NOTE 13 - EMPLOYEE BENEFIT PLANS

Effective January 1, 2006 the Company has adopted a 401(k) plan covering substantially all employees. Employees may contribute a portion of their compensation (based on regulatory limitations) with the Company matching 100% of the employee's contribution up to 4% of the employee's compensation. Employer contributions charged to expense for 2008 and 2007 were $154,000 and $161,000, respectively.

NOTE 14 - STOCK OPTION PLANS

In 2002, the Board of Directors adopted the employee stock option plan, which became effective upon the approval of the Company's stockholders at the annual meeting in April 2003. The purpose of the plan is to afford key employees an incentive to remain in the employ of the Company and its subsidiaries and to use their best efforts on its behalf. 132,300 shares of Company common stock have been reserved for issuance under the plan. 20,825 shares remain available for future issuance. Options granted expire after ten years, and vest ratably over a three year period.

In 2003, the Board of Directors adopted the non-employee director stock option plan for non-employee directors, which became effective upon the approval of the Company's stockholders at the annual meeting in April 2003. The purpose of the plan is to assist the Company in promoting a greater identity of interest between the Company's non-employee directors and stockholders and in attracting and retaining non-employee directors by affording them an opportunity to share in the Company's future successes. 44,100 shares of common stock have been reserved for issuance under the plan. 14,787 shares remain available for future issuance. Options granted expire after ten years, and are immediately vested.

The fair value of options granted is estimated on the date of the grant using a Black-Scholes option-pricing model with the following weighted-average assumptions: No options were granted during 2008.

	2007
Dividend yields	1.00%
Volatility factors of expected market price of common stock	25.67%
Risk-free interest rates	5.10%
Expected life of options	7 years
Weighted-average fair value of options granted during the year	$4.57

- The dividend yield was estimated using historical dividends paid and market value information for the Company's stock. An increase in dividend yield will decrease compensation expense.
- The volatility was estimated using historical volatility for periods approximating the expected option life.
- The risk-free interest rate was developed using the U.S. Treasury yield curve for periods equal to the expected life of the options on the grant date. An increase in the risk-free interest rate will increase stock compensation expense.

NOTE 14 - STOCK OPTION PLANS (Continued)

SFAS 123R requires the recognition of stock-based compensation for the number of awards that are ultimately expected to vest. For the years ended December 31, 2008 and 2007, employee and non-employee compensation expense recorded was $116,000 and $224,000, respectively. As of December 31, 2008, unrecognized compensation expense associated with stock options was $13,000 which is expected to be recognized over a weighted average period of less than 1 year.

A summary of the status of the plans at December 31, 2008, and changes during the period then ended is presented below:

	2008	
	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	150,682	$15.23
Granted	-	-
Exercised	-	
Forfeited	(11,549)	$16.19
Expired	-	
Outstanding, end of year	139,133	$15.16
Options exercisable, end of year	125,382	$14.76

Management expects all outstanding unvested options will vest. The weighted average remaining term for outstanding stock options was 5.93 years at December 31, 2008. The weighted average remaining term for exercisable options was 5.84 years at December 31, 2008. The aggregate intrinsic value at December 31, 2008 was $0 for stock options outstanding and $0 for stock options exercisable. The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of the Company's common stock as of the reporting date.

NOTE 15: SERIES A PREFERRED STOCK AND STOCK WARRANTS

250 shares of our preferred stock designated as Series A preferred stock, were issued to the U.S. Treasury on December 19, 2008 in connection with the TARP Capital Purchase Program for a purchase price of $8,779,000.

Holders of shares of Series A preferred stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $35,116 per share of Series A preferred stock with respect to each dividend period from December 19, 2008 to, but excluding, December 19, 2013. From and after December 19, 2013, holders of shares of Series A preferred stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $35,116 per share of Series A preferred stock with respect to each dividend period thereafter. Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, starting with February 15, 2009.

Pursuant to the terms of the recently enacted American Recovery and Reinvestment Act of 2009, or ARRA, we may, upon prior consultation with the Federal Reserve, redeem the Series A preferred stock at any time.

NOTE 15 – SERIES A PREFERRED STOCK AND STOCK WARRANTS (Continued)

The Series A preferred stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A preferred stock have no right to require the redemption or repurchase of the Series A preferred stock. The holders of the Series A preferred stock generally will not have any voting rights.

Pursuant to the terms of the Securities Purchase Agreement in relation to the Capital Purchase Program, our ability to declare or pay dividends on any of our shares is limited. Specifically, we are unable to declare or pay dividends on our common stock or pari passu preferred shares if we are in arrears on the payment of dividends on the Treasury Preferred Stock. Further, we are not permitted to increase dividends on our common stock above the amount of our last cash dividend of $0.05 per share without the Treasury Department's approval until December 19, 2011, unless all of the Treasury Preferred Stock has been redeemed or transferred by the Treasury Department to unaffiliated third parties.

In connection with the issuance of Series A preferred stock, the Company issued 254,218 common stock warrants. If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds equal to $8,779,000, the aggregate liquidation preference of the Series A preferred stock, the number of shares of common stock underlying the warrant will be reduced by 50% to 127,109 shares. The initial exercise price applicable to the warrant is $5.18 per share of common stock for which the warrant may be exercised. The warrant may be exercised at any time on or before December 19, 2018 by surrender of the warrant and the payment of the exercise price.

The recorded value of the warrants was determined by applying a fair value discount and allocating the proceeds from the Capital Purchase program between the preferred stock and warrants. The discount on the preferred stock will be accreted over the contractual life of five years using an effective yield.

NOTE 16: ACQUISITION OF COMMONWEALTH MORTGAGE AND SOUTHERN KENTUCKY LAND TITLE

On January 2, 2003, the Bank acquired all of the outstanding stock of Commonwealth Mortgage of Bowling Green, Inc. and Southern Kentucky Land Title, Inc. Commonwealth Mortgage originates one to four family residential mortgages for sale in the secondary mortgage market, while Southern Kentucky Land Title provides title insurance agency services for real estate purchase contracts. The purchase price for Commonwealth Mortgage and Southern Kentucky Land Title consisted of $400,000 in cash plus a deferred contingent purchase price of up to $1.4 million payable upon the combined entities' achievement of specified annual earnings targets over a five year period, plus 25% of the amount, if any, by which their earnings exceed such targets. 25% of the deferred purchase price was paid by the issuance of the Company's common stock, valued at the average of the closing sales price of the stock over the last 10 trading days of the applicable calendar year. The deferred contingent purchase price was accounted for as additional purchase price at the time the contingency was resolved. The Bank also purchased the .2 acre site on which the main office of Commonwealth Mortgage is located for a purchase price of $272,000 in cash. Goodwill recognized in this transaction amounted to $380,000, all of which was assigned to the Bank. Goodwill from this transaction is not tax deductible.

In the second quarter of 2006, Commonwealth Mortgage relocated its offices to the Campbell Lane office of the Bank. Subsequently, the .2 acre site and the building at 1301 US 31W Bypass which had formerly housed Commonwealth Mortgage were sold for $286,000 which netted the Company a gain of $49,000.

During 2008, the Bank paid $278,000 in cash associated with the contingent purchase price for the final contingent purchase price payment in the contract. Additionally, the Company issued common stock for approximately $93,000 during the first quarter of 2008 associated with the contingent purchase price. The total of approximately $371,000 was accrued as of December 31, 2007, and recorded as goodwill.

NOTE 16 – ACQUISITION OF COMMONWEALTH MORTGAGE AND SOUTHERN KENTUCKY LAND TITLE (Continued)

Total goodwill recorded for Commonwealth Mortgage at December 31, 2008 was $2.1 million. As of December 31, 2008, goodwill recorded was determined to be impaired as the implied fair value of total goodwill was determined to be lower than the carrying value. An impairment charge of $1.6 million was taken related to Commonwealth Mortgage leaving a goodwill balance of approximately $476,000.

NOTE 17 - COMMITMENTS AND CREDIT RISK

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

The following table outlines the contractual amounts of financial instruments with off-balance-sheet risk at year end as follows:

	December 31, 2008		December 31, 2007	
	(Dollars in Thousands)			
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unfunded commitments to make loans and unused lines of credit	$7,000	$ 32,000	$ 11,000	$ 32,000

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 3.25% to 21.0% and maturities ranging from 6 months to 31.3 years.

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit are initially recorded by the Bank as deferred revenue and are included in earnings at the termination of the respective agreements.

Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid.

The Bank had total outstanding standby letters of credit amounting to $2.1 million and $2.5 million at December 31, 2008 and 2007, respectively, with terms ranging from days to one year.

NOTE 18 - DISCLOSURES ABOUT FAIR VALUE

Statement 157, *Fair Value Measurements,* defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Statement 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that are supported by little or no market activity, reflect a company's own assumptions about market participant assumptions of fair value, and are significant to the fair value of the assets or liabilities.

The fair value of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (level 2 inputs). The Company does not have any Level 1 securities. Level 2 securities include certain U.S. agency bonds, collateralized mortgage and debt obligations, and certain municipal securities.

Assets and liabilities measured at fair value on a recurring basis are summarized below.

		Fair Value Measurements at December 31, 2008, Using		
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available-for-sale securities	$39,928	-	$39,928	-

Assets and liabilities measured on a non-recurring basis consist of impaired loans. Total impaired loans as of December 31, 2008 were $2.5 million. Of these loans, $2.5 million had specific allocations and were measured for impairment using the fair value of collateral for collateral dependent loans. The carrying value of $2.5 million, with a valuation allowance of $575,000 results in a fair value, net of related allowance, of $1.9 million at December 31, 2008. Impaired loans were measured at fair value based on independent third-party appraisals of the underlying collateral adjusted for other factors management deemed relevant to arrive at a representative fair value and are considered level 3 inputs. $511,000 of the 2008 provision expense was allocated to impaired loans.

Current market conditions have caused an overall decline in the fair market value of the investment portfolio at December 31, 2008. No impairment charge is being taken as no loss of principal or interest is anticipated. All principal and interest payments are being received as scheduled. All rated securities are investment grade. For those that are not rated, the financial condition has been evaluated and no adverse conditions were identified related to repayment. Declines in fair value are a function of rates cuts in the market and market illiquidity. The Company has the intent and ability to hold these securities until recovery.

NOTE 18 - DISCLOSURES ABOUT FAIR VALUE (Continued)

Carrying amount and estimated fair values of financial instruments, not previously presented, at year end were as follows:

	December 31, 2008		December 31, 2007	
	(Dollars in Thousands)			
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and cash equivalents	$ 15,331	$ 15,331	$ 13,862	$ 13,862
Loans held for sale	553	553	796	796
Loans, net of allowance	265,954	270,146	248,661	256,297
Accrued interest receivable	2,358	2,358	2,848	2,848
Federal Home Loan Bank stock	2,025	n/a	1,946	n/a

	December 31, 2008		December 31, 2007	
	(Dollars in Thousands)			
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Liabilities				
Deposits	$ 273,015	$ 276,473	$ 282,276	$ 283,511
Securities sold under repurchase agreements	8,258	8,258	3,181	3,181
FHLB advances	27,500	27,477	15,317	15,340
Subordinate debentures	5,000	2,998	5,000	5,000
Accrued interest payable	683	683	952	952

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material. It is not practicable to determine fair value of FHLB stock due to restrictions placed on its transferability.

NOTE 19 - CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

NOTE 19 - CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY) (Continued)

Condensed Balance Sheets

	2008	2007
	(Dollars in Thousands)	
Assets		
Cash	$ 6,293	$ 3,124
Investment in Citizens First Bank, Inc.	38,171	39,446
Other assets	206	44
Total assets	$ 44,670	$ 42,614
Liabilities		
Borrowings	$ 5,000	$ 5,000
Other liabilities	385	318
Total liabilities	5,385	5,318
Stockholders' Equity	39,285	37,296
Total liabilities and stockholders' equity	$ 44,670	$ 42,614

	2008	2007
	(Dollars in Thousands)	
Dividend income	$ -	$ 4,600
Expenses		
Interest expense	263	361
Stock option expense	116	224
Professional fees	179	173
Other expenses	59	65
Total expenses	617	823
Income (Loss) before Income Taxes and Equity in (Overdistributed) Undistributed Income of Subsidiary	(617)	3,777
Income Tax Benefit	(170)	(215)
Income (Loss) before Equity in (Overdistributed) Undistributed Income of Subsidiary	(447)	3,992
Equity in (Overdistributed) Income (loss) of Subsidiary	(5,194)	(2,696)
Net Income (Loss)	$ (5,641)	$ 1,296

NOTE 19 - CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY) (Continued)

Condensed Statements of Cash Flows

	2008	2007
	(Dollars in Thousands)	
Operating Activities		
Net income	$ (5,641)	$ 1,296
Adjustments:		
Equity in undistributed income (loss) of subsidiary	5,194	2,696
Stock based compensation	116	224
Changes in		
Other assets	(162)	41
Other liabilities	160	78
Net cash used in operating activities	(333)	4,335
Investing Activity – Investment in subsidiary	(4,500)	-
Financing Activities		
Proceeds from borrowings	-	500
Payment of borrowings	-	(850)
Payment of dividends on stock	(733)	(718)
Purchase of treasury stock	-	(320)
Issuance of common stock warrants	276	-
Issuance of preferred stock, net	8,459	-
Net cash provided by financing activities	8,002	(1,388)
Increase in Cash and Cash Equivalents	3,169	2,947
Cash and Cash Equivalents, Beginning of Year	3,124	177
Cash and Cash Equivalents, End of Year	$ 6,293	$ 3,124

NOTE 20 - EARNINGS (LOSS) PER SHARE

All references to common shares and earnings (loss) per share have been restated to reflect the stock dividends issued in 2006. Basic earnings (loss) per share have been computed by dividing net income (loss) available for common shareholders by the weighted-average common shares outstanding during each year. Diluted earnings (loss) per share have been computed the same as basic earnings (loss) per share, and assumes the conversion of outstanding vested stock options and convertible preferred stock, if dilutive. The following table reconciles basic and diluted earnings (loss) per share for the years ending December 31, 2008 and 2007.

	2008			2007		
	Income	Weighted-Average Shares	Per Share Amount	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share						
Net income (loss)	$ (5,641)			$ 1,296		
Less: Dividends on preferred stock	(534)			(520)		
Net income (loss) available to common shareholders	(6,175)	1,964,959	$ (3.14)	776	1,975,671	$ 0.39
Effect of dilutive securities						
Warrants	-	-		-	-	
Preferred stock	-	-		-	-	
Stock options	-	-		-	-	
Diluted earnings per share						
Net income (loss) available to common shareholders and assumed conversions	$ (6,175)	1,964,959	$ (3.14)	$ 776	1,975,671	$ 0.39

Stock options for 139,133 and 150,682 shares of common stock were not considered in computing diluted earnings per common share for 2008 and 2007, respectively, because they were antidilutive. The common stock warrant for 254,218 shares were also anti-dilutive. Convertible preferred shares are not included because they are anti-dilutive for 2008 and 2007.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9a. Controls and Procedures

Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures that are designed to ensure that information the Company is required to disclose in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.

The Company's management has evaluated, with the participation of the Company's Chief Executive Officer and Principal Financial Officer, the effectiveness of these disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Principal Financial Officer have concluded that, as of December 31, 2008, the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) are effective in ensuring that all material information required to be filed in this report has been made known to them in a timely fashion.

There was no change in the Company's internal control over financial reporting identified in connection with that evaluation that occurred during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting. The management of the Company is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. We, as management of Citizens First Corporation are responsible for establishing and maintaining adequate internal control over financial reporting and for establishing and maintaining adequate internal control over financial reporting that is designed to produce reliable financial statements in conformity with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the system of internal control over financial reporting as of December 31, 2008, in relation to criteria for effective internal control over financial reporting as described in the report *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of December 31, 2008, its system of internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Part III

Item 10. Directors, Executive Officers, and Corporate Governance.

Certain information required by this Item appears under the headings "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance", and "Election of Directors" and "Executive Officers" in the Proxy Statement of the Company for the 2009 Annual Meeting of Shareholders to be held May 21,2009, and is incorporated herein by reference. The Company has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer and persons performing similar functions. The Company will provide to any person without charge, upon request, a copy of the Company's code of ethics. Requests should be directed to the Secretary of Citizens First Corporation, 1065 Ashley Street, Bowling Green, Kentucky 42103. The Company's current directors and executive officers are as follows:

Directors of the Company

Name	Age	Occupation
Jerry E. Baker	78	Chairman Airgas Mid-America, Inc.
Barry D. Bray	63	Retired; formerly, Vice President and Chief Credit Officer of Citizens First Corporation and Citizens First Bank
Mary D. Cohron	61	President and Chief Executive Officer of Citizens First Corporation and Citizens First Bank
Sarah Glenn Grise	52	Civic volunteer; formerly General Manager of TKR Cable of Southern Kentucky
Floyd H. Ellis	82	Retired; formerly President and Chief Executive Officer, Warren Rural Electric Cooperative Corporation
Chris B. Guthrie	42	President, Trace Die Cast, Inc.
John J. Kelly, III	74	Kelly Family Dentistry
Amy Milliken	37	Warren County Kentucky County Attorney*
Steve Newberry	47	President and Chief Executive Officer of Commonwealth Broadcasting
John T. Perkins	66	Retired; formerly Vice President and Chief Operations Officer of Citizens First Corporation and Citizens First Bank
Jack Sheidler	52	Chairman of the Board of Directors of Citizens First Corporation and Citizens First Bank: Real estate developer and owner of Greenwood Properties, Inc.
John M. Taylor	70	President, Taylor Polson & Company, a certified public accounting firm*
Fred Travis	74	Former Owner, Ideal Hardware Company and Barren County, Kentucky Judge Executive
Dr. Kevin Vance	45	Senior Veterinarian and President of Hartland Animal Hospital

* Appointed effective as of April 2009.

Officers of the Company

Name	Age	Present Positions with the Company and the Bank
Mary D. Cohron	61	President and Chief Executive Officer
M. Todd Kanipe	40	Executive Vice President, Credit Administration
Kim Harmon	46	Senior Vice President and Principal Accounting Officer
Carolyn Harp	63	Executive Vice President and Chief Operating Officer
Kim M. Thomas	38	Executive Vice President, Community Banking and Private Client Group
Dawn S. Forbes	39	Executive Vice President, Finance and Principal Financial Officer
Tonia Harris	42	Executive Vice President, Human Resources

Item 11. Executive Compensation

The information required by this Item appears under the heading "Executive Compensation" and "Election of Directors-Director Compensation" of the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this Item appears under the heading "Share Ownership of Management and Certain Beneficial Owners" of the Proxy Statement and in Item 5 of this Annual Report, each of which is incorporated herein by reference.

Item 13. Certain Relationships, Related Transactions and Director Independence

Information required by this Item appears under the headings "Election of Directors," "Corporate Governance" and "Certain Transactions" of the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information required by this Item appears under the headings "Audit Committee Report" and "Independent Public Accounting Firm," of the Proxy Statement and is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

EXHIBIT INDEX

2 Stock Purchase Agreement among Citizens First Corporation, Farmers Capital Bank Corporation and Kentucky Banking Centers, Inc., dated June 1, 2006 (incorporated by reference to Exhibit 2 of the Registrant's Form 8-K filed June 7, 2006).

3.1 Restated Articles of Incorporation of Citizens First Corporation, as amended (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form SB-2 (No. 333-103238).

3.2 Articles of Amendment to Amended and Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.3 of the Registrant's Form 10Q-SB dated June 30, 2004.).

3.3 Articles of Amendment to Amended and Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed June 5, 2007).

3.4 Articles of Amendment to Amended and Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed December 23, 2008).

3.5 Amended and Restated Bylaws of Citizens First Corporation (incorporated by reference to Exhibit 3 of the Registrant's Current Report on Form 8-K filed March 24, 2009).

4.1 Restated Articles of Incorporation of Citizens First Corporation, as amended (see Exhibit 3.1).

4.2 Articles of Amendment to Amended and Restated Articles of Incorporation of Citizens First Corporation (see Exhibits 3.2, 3.3 and 3.4).

4.3 Amended and Restated Bylaws of Citizens First Corporation (see Exhibit 3.5).

4.4 Copy of Registrants' Agreement Pursuant to Item 601(b) (4) (iii) (A) of Regulation S-K dated March 30, 2007 with respect to certain debt instruments (incorporated by reference to Exhibit 4.4 of the Registrant's Form 10K-SB dated March 31, 2007).

4.5 Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed December 23, 2008).

10.1 Employment Agreement between Citizens First Corporation and Mary D. Cohron as amended by First Amendment to Employment Agreement (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed March 17, 2005).*

10.2 Employment Agreement between Citizens First Corporation and Matthew Todd Kanipe (incorporated by reference to Exhibit 10.3 of the Registrant's Form 8-K filed March 17, 2005).*

10.3 Employment Agreement between Citizens First Corporation and Kim M. Thomas (incorporated by reference to Exhibit 10.4 of the Registrant's Form 8-K filed March 17, 2005).*

10.4 2002 Stock Option Plan of Citizens First Corporation (incorporated by reference to Exhibit 10.13 of the Company's Registration Statement on Form SB-2 (No. 333-103238)).*

10.5 2003 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 10.14 of the Company's Registration Statement on Form SB-2 (No. 333-103238)).*

10.6 Second Amendment to Employment Agreement between Citizens First Corporation and Mary D. Cohron dated August 17, 2006 (incorporated by reference to Exhibit 10 of the Registrant's Form 8-K filed August 23, 2006.)*

10.7 First Amendment to Employment Agreement between Citizens First Corporation and Matthew Todd Kanipe (incorporated by reference to Exhibit 10 of the Registrant's Form 8-K filed September 27, 2006.)*

10.8 First Amendment to Employment Agreement between Citizens First Corporation and Kim M. Thomas (incorporated by reference to Exhibit 10 of the Registrant's Form 8-K filed September 27, 2006.)*

10.9 Letter Agreement (including Securities Purchase Agreement-Standard Terms) dated as of December 19, 2008 between the Company and the United States Department of the Treasury (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 23, 2008).

10.10 Form of Waiver (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on December 23, 2008).*

10.11 Amendment No. 1 to 2003 Non-Employee Stock Option Plan of Citizens First Corporation .*

21 Subsidiaries (incorporated by reference to Exhibit 21 of the Registrant's Registration Statement on Form SB-2 (No. 333-103238)).

23.1 Consent of Crowe Horwath LLP.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

31.2 Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

32.1 Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section1350.

32.2 Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section1350.

*Denotes a management contract or compensatory plan or agreement.

Signatures

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Citizens First Corporation

Date: March 27, 2009

By: /s/ Mary D. Cohron
Mary D. Cohron
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Mary D. Cohron	March 27, 2009
Mary D. Cohron	
President, Chief Executive Officer and Director	
/s/ Dawn S. Forbes	March 27, 2009
Dawn S. Forbes	
Executive Vice President, Finance and Principal Financial Officer	
/s/ Kimberly K. Harmon	March 27, 2009
Kimberly K. Harmon	
Senior Vice President and Principal Accounting Officer	

/s / Floyd H. Ellis	March 27, 2009
Floyd H. Ellis, Director	
/s/ Jerry E. Baker	March 27, 2009
Jerry E. Baker, Director	
/s/ Barry D. Bray	March 27, 2009
Barry D. Bray, Director	
/s/ John J. Kelly	March 27, 2009
John J. Kelly, Director	
/s/ Sarah G. Grise	March 27, 2009
Sarah G. Grise, Director	
/s/ Christopher B. Guthrie	March 27, 2009
Christopher B. Guthrie, Director	
/s/ Steven W. Newberry	March 27, 2009
Steven W. Newberry, Director	
/s/ John T. Perkins	March 27, 2009
John T. Perkins, Director	
/s/ Jack W. Sheidler	March 27, 2009
Jack W. Sheidler, Director	
______________________	March 27, 2009
Freddie L. Travis, Director	
/s/ R. Kevin Vance	March 27, 2009
R. Kevin Vance, Director	

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-156777 on Form S-3 pertaining to the registration of the Warrant and the underlying shares of common stock and Registration Statement No. 333-115359 on Form S-8 pertaining to the Citizens First Corporation 2002 Stock Option Plan and 2003 Stock Option Plan for Non-employee Directors of our report dated March 25, 2009, on the consolidated financial statements of Citizens First Corporation which report is included in Form 10-K for Citizens First Corporation for the year ended December 31, 2008.

Crowe Horwath LLP

Louisville, Kentucky
March 25, 2009

Exhibit 31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

I, Mary D. Cohron; certify that:

1. I have reviewed this annual report on Form 10-K of Citizens First Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 27, 2009
/s/ Mary D. Cohron
Mary D. Cohron
President and Chief Executive Officer

Exhibit 31.2 Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

I, Dawn S. Forbes; certify that:

1. I have reviewed this annual report on Form 10-K of Citizens First Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 27, 2009

By: /s/ Dawn S. Forbes
Dawn S. Forbes
Executive Vice President, Finance and Principal Financial Officer

Exhibit 32.1 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of Citizens First Corporation (the "Company") for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report") I, Mary D. Cohron, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company

By: /s/Mary D. Cohron

Mary D. Cohron
Chief Executive Officer (Principal Executive Officer)

Date: March 27, 2009

Exhibit 32.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of Citizens First Corporation (the "Company") for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report") I, Dawn Simpson Forbes, Executive Vice President, Finance, of the Company, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company

By: /s/ Dawn S. Forbes

Dawn S. Forbes
Executive Vice President, Finance and Principal Financial Officer

Date: March 27, 2009